Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Soteria Battery Innovation Group, Inc.
1 Research Drive, Suite 110
Greenville, SC 29607
https://www.soteriabig.com/

Up to $1,234,998.50 in Class A Common Stock at $4.15
Minimum Target Amount: $14,998.10

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Soteria Battery Innovation Group, Inc.
Address: 1 Research Drive, Suite 110, Greenville, SC 29607
State of Incorporation: DE
Date Incorporated: January 01, 2018

Terms:

Equity

Offering Minimum: $14,998.10 | 3,614 shares of Class A Common Stock
Offering Maximum: $1,234,998.50 | 297,590 shares of Class A Common Stock
Type of Security Offered: Class A Common Stock
Purchase Price of Security Offered: $4.15
Minimum Investment Amount (per investor): $498.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Loyalty Bonus:

Previous backers, investors, friends, and family will receive 10% bonus shares.

Testing the Waters Bonus:

Reservation Holders in the Testing the Waters Page will receive 10% bonus shares.

Combo / Avid Perks:

First 48 Hours

Early Bronze - First 48 Hours | $500+

Invest $500+ (minimum investment) within the first 48 hours and receive 5% bonus shares

Early Silver - First 48 Hours | $1,000+

Invest $1,000+ within the first 48 hours and receive 7% bonus shares

Early Gold - First 48 Hours | $2,500+

Invest $2,500+ within the first 48 hours and receive 10% bonus shares

Early Platinum - First 48 Hours | $5,000+

Invest $5,000+ within the first 48 hours and receive 12% bonus shares

Early Diamond - First 48 Hours | $10,000+

Invest $10,000+ within the first 48 hours and receive 15% bonus shares

First 5 Days

Early Bronze - First 5 Days | $500+

Invest $500+ (minimum investment) within the first 5 days and receive 3% bonus shares

Early Silver - First 5 Days | $1,000+

Invest $1,000+ within the first 5 days and receive 5% bonus shares

Early Gold - First 5 Days | $2,500+

Invest $2,500+ within the first 5 days and receive 7% bonus shares

Early Platinum - First 5 Days | $5,000+

Invest $5,000+ within the first 5 days and receive 10% bonus shares

Early Diamond - First 5 Days | $10,000+

Invest $10,000+ within the first 5 days and receive 12% bonus shares

First 10 Days

Early Bronze - First 10 Days | $500+

Invest $500+ (minimum investment) within the first 10 days and receive 1% bonus share

Early Silver - First 10 Days | $1,000+

Invest $1,000+ within the first 10 days and receive 3% bonus shares

Early Gold - First 10 Days | $2,500+

Invest $2,500+ within the first 10 days and receive 5% bonus shares

Early Platinum - First 10 Days | $5,000+

Invest $5,000+ within the first 10 days and receive 7% bonus shares

Early Diamond - First 10 Days | $10,000+

Invest $10,000+ within the first 10 days and receive 10% bonus shares

Amount-Based Perks:

Tier 1 | $750+

Invest $750+ and receive invitation to Private Investor Group**

Tier 2 | $1,000+

Invest $1000+ and receive 1% bonus shares + Tier 1 Perk

Tier 3 | $5,000+

Invest $5,000+ and receive 3% bonus shares + Tier 1 Perk

Tier 4 | $10,000+

Invest $10,000+ and receive 5% bonus shares + Access to Due Diligence report + Tier 1 Perk

Tier 5 | $25,000+

Invest $25,000+ and receive 10% bonus shares + Access to Data Room + Tier 4 Perks***

Tier 6 | $50,000+

Invest $50,000+ and receive 15% bonus shares + Tour of office + Tier 5 Perks***

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-

bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

*** Private investor group will receive a Monthly Newsletter and Bi-Annual State of the Consortium letter.*

**** Prior tier perks include everything from the prior tier, excluding bonus shares. Bonus shares will be outlined per tier.*

<u>The 10% StartEngine Owners' Bonus</u>

Soteria Battery Innovation Group will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $4.15 / share, you will receive 110 shares of Class A Common Stock, meaning you'll own 110 shares for $415. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner’s Bonus and either the 10% Previous Investor or the 10% Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Soteria Battery Innovation Group, Inc. ("Soteria" or the "Company") is a C-Corp. organized under the laws of the state of Delaware. Soteria licenses its lithium-ion battery safety materials into a broad supply base so that every device, whether a hearing aid or an electric bus, can have a battery that is virtually impossible to self-ignite. Having established itself as one of the primary go-to sources for battery safety, we believe Soteria is well-positioned to ensure that these materials are used responsibly by setting world-class safety standards.

Soteria Distribution LLC: This is the entity that we put the assets from the Voltaplex purchase into, and from which we will do all of our commercial product sales, to consolidate any product liability.

Soteria Europe GmbH: This is the entity from which we will hire our European employees, who will focus on material technology development in cooperation with European companies, and also on European market development.

Business Model

Soteria is licensing its technology to material and cell manufacturers for ultimate sale to end users. Royalties are calculated as a percentage of the battery cost.

The SAM for this capital-efficient royalty model is over $4B. The market size is anticipated to reach $400 billion in 2030. We target 1.5-2% royalties, which makes the TAM $6-8B. Since we can access almost all of that, we believe the SAM is at least $4B. Soteria has formed an open innovation consortium to optimize the network effect as the principal go-to-market vehicle. The consortium is a fee-based network of materials suppliers, equipment suppliers, testing labs, licensees, and end users, thus involving a broad array of over 120 worldwide stakeholders including NASA, Mercedes-Benz, Jaguar Land Rover, Motorola, Lenovo, Bosch, DuPont, Applied Materials, involved in optimizing battery innovations for the lithium-ion market. Soteria recently purchased Voltaplex, which may streamline adoption in small device markets and immediately add revenue and margin.

Intellectual Property

The Company was issued 7 patents:

1. Lithium Energy Storage Device with Internal Fuse (US Patent No. 10,854,868, issued 12/1/2020)

2. Lithium Energy Storage Device with Internal Fuse (US Patent No. 10,763,481, issued 9/1/2020)

3. Lithium Energy Storage Device with Internal Fuse (US Patent No. 10,700,339, issued 6/30/2020)

4. Lithium Energy Storage Device with Internal Fuse (US Patent No. 10,957,956, issued 3/23/2021)

5. Lithium Energy Storage Device with Internal Fuse (US Patent No. 11,139,510, issued 10/5/2021)

6. Battery Connections and Metallized Film Components in Energy Storage Devices Having Internal Fuses (US Patent No. 11,158,860, issued 10/6/2021)

7. Lithium Energy Storage Device with Internal Fuse (US Patent No. 11,482,711, issued 10/25/2022)

In addition to this, Soteria Battery Innovation Group Inc, has the exclusive right to license Dreamweaver Inc.'s technology which includes 81 granted patents and 21 pending patents. Soteria has sold three licenses to this technology, under which the royalties are shared.

Corporate Structure

Soteria Battery Innovation Group, Inc. is a Delaware corporation, formed on 1/1/2018. There are two wholly owned subsidiaries: Soteria GMBH and Soteria Distribution LLC.

Competitors and Industry

Competitors

Battery safety is a very important topic and there are many people working on technology to improve safety. The vast majority work to either predict and provide warning for a potential battery fire, or work to contain the fire once it has started. Soteria's technology addresses the ignition event, and stops the flow of energy when a short circuit occurs, preventing ignition. In this way, it compliments the other technologies and they should be used together.

Another technology that addresses the ignition event comes from Amionx, which appears to function but, because it includes another layer, is heavier and more expensive.

There are other thermally stable separators available from Meta Materials and from Electrovaya, which validate their use in the market.

Industry

The lithium-ion battery market is projected to exceed $400 billion by 2030 driven by the rapid growth of electric vehicles and utility storage.

Current Stage and Roadmap

Current Stage

We are already established in the industry and now looking to scale and become more commercially available.

Consortium: Soteria's consortium was established in 2018, and now has over 100 members including NASA, Mercedes, Motorola, Lenovo and others. Member meetings are held at least three times per year and average around 50 attendees per meeting. Consortium revenue is over $500,000 per year.

Licensing: Soteria has sold three technology licenses and currently receives $240,000 per year in licensing revenue.

Product Sales: Through the purchase of Voltaplex in December 2022, Soteria now has a product distribution business for lithium-ion battery packs with significant ongoing revenue.

Future Roadmap

A large upcoming project for us will be our e-bike project, which we believe has large revenue potential and will hopefully bring in many consortium members. The project launched in June 2023, and already has many industry participants who are cooperating to understand the deficiencies of the battery packs that are currently in the market for this application. Soteria will hold a meeting of participants in October 2023 to work together to develop a list of best practices for e-bike battery packs. Participation in the project is being sold, as will the outcome of the project. Upon culmination of the best practices, Soteria will launch a line of battery packs for e-bikes that follow those best practices, and also offer other currently confidential products that will help improve e-bike battery safety.

The Team

Officers and Directors

Name: Brian Morin

Brian Morin's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder and CEO
  Dates of Service: January, 2018 - Present
  Responsibilities: Co-founder and CEO. Dr. Morin runs the day-to-day activities of the company under the governance and guidance of the Board of Directors. This includes hiring and training of senior personnel, guiding the company marketing, sales and business growth, leading product development and technology development, guiding the growth of the intellectual property portfolio as well as financial management. To aid him in this he has a very capable management team, which is his primary responsibility. Dr. Morin receives $22,500/month and has the possibility for a year-end bonus. He also has 650,000 options which vest on increments of valuation reached by the company, starting at $50 million and ending at $500 million total company valuation.

- **Position:** Chairman, Secretary and Director
  Dates of Service: July, 2020 - Present
  Responsibilities: As a Board Member, Brian helps to approve the strategy and budget necessary to operate the company to achieve its vision. As Chairman, Brian organizes the Board Meetings and holds a tie-breaking vote. As Secretary, he produces the minutes of the board meetings and has certain signatory responsibilities for equity issuances, etc.

Other business experience in the past three years:

- **Employer:** Dreamweaver International

Title: President & COO
Dates of Service: January, 2011 - Present
Responsibilities: Since Dreamweaver is a holding company, the responsibilities are nominal, but include shepherding the intellectual property of the company, and keeping the Dreamweaver Board of Directors appraised of financial progress of the company.

Name: Elliot Bruce Reiff

Elliot Bruce Reiff's current primary role is with Reiff Consulting Services Inc.. Elliot Bruce Reiff currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer (Part Time)
  Dates of Service: April, 2023 - Present
  Responsibilities: Elliot focuses on strategic finance and capital strategies. Elliot receives $72,000 in annual salary and owns 12,000 stock options.

Other business experience in the past three years:

- **Employer:** Reiff Consulting Services Inc.
  Title: CEO
  Dates of Service: October, 2011 - Present
  Responsibilities: Elliot is the principal of this company which provides consulting as well as fractional CFO and capital raising services to early and growth stage companies. Elliot spends 50% of his time at Soteria and 50% of his time with Reiff Consulting Services.

Name: William Gilbert Bliss

William Gilbert Bliss's current primary role is with Bliss & Associates Inc.. William Gilbert Bliss currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member (Part Time)
  Dates of Service: July, 2018 - Present
  Responsibilities: As a Board Member, Bill helps to approve the strategy and budget necessary to operate the company to achieve its vision. Bill receives $10,000 for his service. He also owns 75,000 share as an Independent Director and 50,000 shares as Advisory Board Member.

Other business experience in the past three years:

- **Employer:** Bliss & Associates Inc.
  Title: President
  Dates of Service: April, 1996 - Present
  Responsibilities: Act as a thinking partner for and executive coach to a wide variety of executives including Chief Executive Officers, Presidents, Vice Presidents and Directors across many disciplines.

Name: Theodore Kesten

Theodore Kesten's current primary role is with Scent2Market, Inc.. Theodore Kesten currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member (Part Time)
  Dates of Service: July, 2020 - Present
  Responsibilities: Theodore is an outside Board member providing general business advice with a focus on finance and strategy. Theodore does not receive compensation for his role.

Other business experience in the past three years:

- **Employer:** Scent2Market, Inc.
  Title: Chairman and CEO
  Dates of Service: June, 2011 - Present
  Responsibilities: We are a 12 year old design and supply chain management company specializing in air care products for retail and institutional markets. We are experts in putting molecules into the air. S2M was a subsidiary of Belmay Holding Corporation.

Other business experience in the past three years:

- **Employer:** Ranger Ready Inc.
  Title: Founder and Chairman
  Dates of Service: January, 2017 - Present
  Responsibilities: Ranger Ready is a CPG business in the insect repellent industry in the USA www.rangerready.com. We market non-DEET body worn and clothing applied EPA registered and CDC recommended repellents. Our mission is to reduce the alarming rate of increase in vector born disease in the USA.

Other business experience in the past three years:

- **Employer:** Cochine Ltd
  Title: Founder and Board Member
  Dates of Service: June, 2010 - Present

Responsibilities: Ted is founder and member of the Board of Directors of Cochine Ltd, a 11 year old Hong Kong based company which designs and markets luxury lifestyle products inspired by the culture of Vietnam – these premium products are sold globally and include scented candles personal care products.

Name: John Thomas Warner

John Thomas Warner's current primary role is with American Battery Solutions Inc.. John Thomas Warner currently services 2 to 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member (Part Time)
  Dates of Service: March, 2019 - Present
  Responsibilities: John serves as an independent member of the Board of Directors providing industry specific guidance and technological support. He receives $10,000 for his service on the board. He also owns approximately 80,000 stock options.

Other business experience in the past three years:

- **Employer:** American Battery Solutions Inc.
  Title: Co-Founder and Chief Customer Officer
  Dates of Service: April, 2019 - Present
  Responsibilities: John leads the Sales and Marketing efforts within the organization and work with the organization to earn the right to customer-driven growth. He works with the board, the C-suite and across the organization to embed behaviors and actions that unite silo-based organizations in focusing on priorities in customers' lives. This manner of doing business honors employees and customers, resulting in a sustainable, repeatable and deliberate one-company approach to growth leading to personally awarded customer orders for over $250M, committed customer commitments of over $500M and a book of business of over $1.5B.

Other business experience in the past three years:

- **Employer:** Empower Greentech
  Title: Board Advisor
  Dates of Service: July, 2022 - Present
  Responsibilities: Advisor to CEO and leadership team at Empower Greentech is developing next generation hybrid lithium-metal batteries for the electric vehicle and aviation industries with R&D, prototype labs and future manufacturing in the United States.

Other business experience in the past three years:

- **Employer:** Energy Supply Developers (ESD)
  Title: Co-Founder and Board Member
  Dates of Service: June, 2021 - Present
  Responsibilities: Co-founder and Board member at ESD is developing lithium-ion battery manufacturing “Battery Park” in the United States focused on bringing the entire supply chain into one location and bringing battery manufacturing back to the United States.

Other business experience in the past three years:

- **Employer:** Warner Energy Consulting LLC
  Title: Founder and President
  Dates of Service: May, 2018 - Present
  Responsibilities: Founded and manage Warner Energy Consulting, an independent consulting and advisory services company focusing on energy storage and related fields. I work with companies ranging in size from small to multi-billion dollar that are trying to navigate and make sense of the continuously changing energy storage industry and technologies or that are frustrated with their attempts to grow in the market and are tired of not reaching their growth targets. I focus in the areas of technology, market, strategy, business development, sales, product marketing and training assisting companies to reach their goals.

Other business experience in the past three years:

- **Employer:** National Alliance for Advanced Battery Technology International (NAATBatt)
  Title: Chairman Emeritus
  Dates of Service: June, 2013 - Present
  Responsibilities: Elected by the Board of Directors for NAATBatt, a not-for-profit trade association of foreign and domestic corporations, associations and research institutions focused on the manufacture of large format advanced batteries for use in transportation and large scale energy storage applications in the United States, to serve as President for the 2018/2019, with responsibilities of growing the organization, reaching out to new prospective members, outlining new educational programs, and developing new partnerships and industry legislative positions. In 2017 the Board of Directors elected me to serve as President-elect for the 2018/2018 year.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class A Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class A Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired;

however, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Class A Common Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad

discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with Voting Rights
The Class A Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

The Convertible Promissory Notes have no rights to vote until the date of maturity
The Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business

decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preferences is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Soteria was formed on November 1, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the

Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Soteria has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that one or all of our consortium, e-bike project, and licensing model are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns 80 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential

revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Misdemeanor Charge in 2014

The CEO of Soteria Battery Innovation Group, Inc., Brian Morin, pled guilty in 2014 to a misdemeanor charge of converting government funds of less than $1,000 while serving as President and CEO of a prior company, Innegrity, LLC. This plea resulted in a sentence of 3 years probation, a $25 special assessment fine, and a $5,000 fine.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Oxymorin LLC (Amanda Morin >20% Owner)	4,000,000	Class A Common Stock	28.95%
Oxymorin LLC (Amanda Morin >20% Owner)	16,208	Series A Participating Preferred Stock	

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, Series A Participating Preferred Stock, Series B Participating Preferred Stock, and SAFEs - Series B Bridge round. As part of the Regulation Crowdfunding raise, the Company will be offering up to 297,590 of Class A Common Stock.

Class A Common Stock

The amount of security authorized is 24,000,000 with a total of 6,833,730 outstanding.

Voting Rights

1 vote per share. Please see Voting Rights of Securities Sold in this Offering.

Material Rights

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of

1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total amount outstanding includes 1,202,791 shares to be issued pursuant to stock options issued.

The total amount outstanding includes 447,209 shares to be issued pursuant to stock options, reserved but unissued.

Class B Common Stock

The amount of security authorized is 1,000,000 with a total of 1,000,000 outstanding.

Voting Rights

5 votes per share

Material Rights

The total amount outstanding includes 650,000 shares to be issued pursuant to stock options issued.

The total amount outstanding includes 350,000 shares to be issued pursuant to stock options, reserved but unissued.

Series A Participating Preferred Stock

The amount of security authorized is 3,423,972 with a total of 3,423,972 outstanding.

Voting Rights

1 vote per share

Material Rights

The total amount outstanding includes 358,253 shares to be issued pursuant to outstanding warrants.

Please see Exhibit F of the Offering Memorandum for a complete list of material rights for Series A Participating Preferred Stock.

Dividends

In the event the Corporation declares, pays or sets aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock), then (in addition to the obtaining of any consents required elsewhere in this Second Amended and Restated Certificate of Incorporation) the holders of the Series A Participating Preferred Stock then outstanding and the Series B Participating Preferred Stock then outstanding shall receive, or simultaneously receive, in the aggregate, seventy percent (70%) of any dividend paid and the holders of the Common Stock then outstanding shall receive, in the aggregate, thirty percent (30%) of any dividend paid, until the holders of the Series A Participating Preferred Stock and the Series B Participating Preferred Stock receive on each outstanding share of Series A Participating Preferred Stock and Series B Participating Preferred Stock an amount, in aggregate, equal to the Series A Original Issue Price with respect to the Series A holders and the Series B Original Issue Price with respect to the Series B holders (the "Return of Capital Dividend"). Following the receipt of, or concurrent with the receipt of, the Return of Capital Dividend, the Corporation shall not pay any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Second Amended and Restated Certificate of Incorporation) the holders of the Series A Participating Preferred Stock then outstanding and Series B Participating Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend per share of Series A Participating Preferred Stock and Series B Participating Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series A Participating Preferred Stock or Series B Participating Preferred Stock, in each case calculated on the record date for determination ofholders entitled to receive such dividend;

provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Series A Participating Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series A Participating Preferred Stock dividend. The "Series A Original Issue Price" shall mean $2.2458 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Participating Preferred Stock.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series A Participating Preferred Stock and Series B Participating Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event (as defined below), out of the consideration payable to stockholders in such Deemed Liquidation Event or the Available Proceeds (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share of Series A Participating Preferred Stock equal to the Series A Original Issue Price and an amount per share of Series B Participating Preferred Stock share equal to the Series B Original Issue Price, plus any dividends declared but unpaid thereon. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A Participating Preferred Stock and the holders of shares of Series B Participating Preferred Stock the full amount to which they shall be entitled under this Subsection 2,1, the holders of shares of Series A Participating Preferred Stock and the holders of shares of Series B Participating Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Series B Participating Preferred Stock

The amount of security authorized is 7,000,000 with a total of 811,238 outstanding.

Voting Rights

1 votes per share

Material Rights

Please see Exhibit F of the Offering Memorandum for a complete list of material rights for Series B Participating Preferred Stock.

Dividends

In the event the Corporation declares, pays or sets aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock), then (in addition to the obtaining of any consents required elsewhere in this Second Amended and Restated Certificate of Incorporation) the holders of the Series A Participating Preferred Stock then outstanding and the Series B Participating Preferred Stock then outstanding shall receive, or simultaneously receive, in the aggregate, seventy percent (70%) of any dividend paid and the holders of the Common Stock then outstanding shall receive, in the aggregate, thirty percent (30%) of any dividend paid, until the holders of the Series A Participating Preferred Stock and the Series B Participating Preferred Stock receive on each outstanding share of Series A Participating Preferred Stock and Series B Participating Preferred Stock an amount, in aggregate, equal to the Series A Original Issue Price with respect to the Series A holders and the Series B Original Issue Price with respect to the Series B holders (the "Return of Capital Dividend"). Following the receipt of, or concurrent with the receipt of, the Return of Capital Dividend, the Corporation shall not pay any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Second Amended and Restated Certificate of Incorporation) the holders of the Series A Participating Preferred Stock then outstanding and Series B Participating Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend per share of Series A Participating Preferred Stock and Series B Participating Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series A Participating Preferred Stock or Series B Participating Preferred Stock, in each case calculated on the record date for determination ofholders entitled to receive such dividend;

further provided that, ifthe Corporation declares, pays or sets aside, on the same date, a dividend on shares ofmore than one class or series ofcapital stock ofthe Corporation, the dividend payable to the holders of Series B Participating Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series B Participating Preferred Stock dividend. The "Series B Original Issue Price" shall mean $5.3302 per share, subject to appropriate adjustment in the event ofany stock dividend, stock split, combination or other similar recapitalization with respect to the Series B Participating Preferred Stock.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series A Participating Preferred Stock and Series B Participating Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event (as defined below), out of the consideration payable to stockholders in such Deemed Liquidation Event or the Available Proceeds (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share of Series A Participating Preferred Stock equal to the Series A Original Issue Price and an amount per share of Series B Participating Preferred Stock share equal to the Series B Original Issue Price, plus any dividends declared but unpaid thereon. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A Participating Preferred Stock and the holders of shares of Series B Participating Preferred Stock the full amount to which they shall be entitled under this Subsection 2,1, the holders of shares of Series A Participating Preferred Stock and the holders of shares of Series B Participating Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

SAFEs - Series B Bridge round

The security will convert into Series b participating preferred and the terms of the SAFEs - Series B Bridge round are outlined below:

Amount outstanding: $845,814.00
Interest Rate: %

Discount Rate: 80.0%
Valuation Cap: $48,000,000.00
Conversion Trigger: Launch of the Series B round

Material Rights

There are no material rights associated with SAFEs - Series B Bridge round.

What it means to be a minority holder

As a minority holder of Class A Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust

controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $2,800,000.00
  Use of proceeds: Ongoing operations, team expansion, bridge to Series B
  Date: May 31, 2022
  Offering exemption relied upon: 506(b)

- **Name:** Series A Participating Preferred Stock
  Type of security sold: Equity
  Final amount sold: $3,300,000.00
  Number of Securities Sold: 3,059,734
  Use of proceeds: Ongoing operations
  Date: March 31, 2020
  Offering exemption relied upon: 506(b)

- **Name:** Series B Participating Preferred Stock
  Type of security sold: Equity
  Final amount sold: $2,100,000.00
  Number of Securities Sold: 478,246
  Use of proceeds: Ongoing operations
  Date: June 30, 2023
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2021 was $785,821 compared to $1,149,952 in fiscal year 2022.

Increase in revenue from 2021 to 2022 due to increased Consortium Membership growth as well as an additional licensee signed in December 2021, resulting in higher membership revenue and licensee revenue.

Cost of sales

Cost of Sales for fiscal year 2021 was $78,853 compared to $284,889 in fiscal year 2022.

Additional licensee and the introduction of a conference (LithiumSAFE) in 2022 resulted in higher COGS.

Gross margins

Gross margins for fiscal year 2021 were $706,968 compared to $865,063 in fiscal year 2022.

Same as above (revenue/COGS explanations).

Expenses

Expenses for fiscal year 2021 were $2,303,622 compared to $3,262,334 in fiscal year 2022.

Increase in SG&A expenses due to an increase in personnel and travel (post-COVID) in 2022 to facilitate execution of company milestones and growth initiatives.

Historical results and cash flows:

The Company is currently in the initial production stage and revenue-generating. The historical cash flows and trends will be indicative of the revenue and cash flows expected for the future because the revenue continues to trended upwards quarter over quarter. Past cash was primarily generated through membership fees and license sales, while future cash flows will include more product sales, both from the Voltaplex purchase (which increased revenue) and additional product offerings.

In summary, the types of cash flows will remain the same, with the addition of product sales, and the trend for growth should also remain the same.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of June 2023 the Company has $913,964 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations.

We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 50% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 10-12 months. This is based on a current monthly burn rate of $215,000 for expenses related to salaries, R&D projects, and business development. This burn rate has been consistent for all of 2022-23.

In the 4th quarter of 2023, expenses will increase by $20,000/month due to rent on our larger facility. Additionally, a bonus is paid in December to all employees that increases the burn rate for that month by approximately $100,000. These will increase burn rate.

Revenue from the consortium will likley continue to rise, as will licensing royalties as products hit the field and grow in consumption. In addition, the company hosts a conference in October that will add to revenue for the 3rd quarter. These increased revenue sources will decrease burn rate.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 4.5-5 years. This is based on a current monthly burn rate of $215,000 for expenses related to salaries, R&D projects, and business development.

In the 4th quarter of 2023, expenses will increase by $20,000/month due to rent on our larger facility. Additionally, a bonus is paid in December to all employees that increases the burn rate for that month by approximately $100,000. These will increase burn rate.

Revenue from the consortium will likley continue to rise, as will licensing royalties as products hit the field and grow in consumption. In addition, the company hosts a conference in October that will add to revenue for the 3rd quarter. These increased revenue sources will decrease burn rate.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including a Series B raise of $12M.

Indebtedness

- **Creditor:** SBA EIDL Loan
  Amount Owed: $150,171.00
  Interest Rate: 3.75%
  Maturity Date: May 14, 2050

- **Creditor:** Dreamweaver, Inc
  Amount Owed: $97,365.00
  Interest Rate: 0.0%
  The Company, Soteria Battery Innovation Group Inc, has amounts receivable from a related party (Dreamweaver, Inc.). Soteria has the exclusive right to license Dreamweaver's technology, and the company has sold three licenses, under which the royalties are shared.

Related Party Transactions

- **Name of Entity:** Dreamweaver, Inc
  Names of 20% owners: Jim Schaeffer and Brian Morin
  Relationship to Company: Soteria has the exclusive right to license Dreamweaver's technology, and we have sold three licenses, under which the royalties are shared.
  Nature / amount of interest in the transaction: The Company, Soteria Battery Innovation Group Inc, has amounts receivable from a related party (Dreamweaver, Inc.). Soteria has the exclusive right to license Dreamweaver's technology, and we have sold three licenses, under which the royalties are shared.
  Material Terms: As of December 31, 2022 and December 31, 2021, the outstanding of the amount due from related parties is $97,365 and $98,907,

respectively.

Valuation

Pre-Money Valuation: $50,086,101.00

Valuation Details:

We believe Soteria Battery Innovation Group is valued at $50,086,101. We have approached the valuation by analyzing comparable companies and the ratio of market cap to revenue.

Comparable Companies

We have identified ten comparable companies that have battery-related technology and businesses. These include the below companies. The corresponding information is the company's ticker, valuation in millions, and revenue in millions. This information is as of June 30, 2023, as reported on Finance.Yahoo.com.

Nano One (TSE:NANO): The company's valuation is $306M with $0 in revenue.

Nanotech Energy (Private): The company's valuation is $550M with $2.6M in revenue. This information from press release.

QuantumScape (QS): The company's valuation is $3.6B with $0 in revenue.

Solid Power (SLDP): The company's valuation is $466M with $13M in revenue.

SES AI (SES): The company's valuation is $859M with $0 in revenue.

Freyr (FREY): The company's valuation is $1.3B with $0 in revenue.

EOS Energy (EOSE): The company's valuation is $583M with $15M in revenue.

Enovix (ENVX): The company's valuation is $2.9B with $6M in revenue.

Amprius (AMPX): The company's valuation is $627M with $2.3M in revenue.

Kulr (KULR): The company's valuation is $76M with $5.6M in revenue.

For these companies, the average market cap is $1.1 billion, with a range from $76 million to $3.6 billion. The average revenue is $4.4 million, with the range from $0 to $15 million. Many of these companies have zero revenue (Nano One, QuantumScape, SES AI, Freyr). While Soteria's revenue ($1.15 million) is lower than the average, it is within the range, and the valuation proposed by Soteria, ~$50M, is lower than the range of valuations of these comparable companies, and far below the average valuation.

Revenue Multiples

For the comparable companies listed above, the average ratio of market cap to revenue is 177. Taking Soteria's 2022 revenue of $1.15 million and multiplying by this ratio would give a valuation of $203 million. When accounting for a discount, we arrived at a pre-money valuation of $50,086,101.

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock is converted to common stock;

(ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and

(iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $14,998.10 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,234,998.50, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*
  25.0%
  We will use 25% of the funds raised for market and customer research, new product development and market testing.

- *Inventory*
  5.0%
  We will use 5% of the funds raised to purchase inventory for the Company's cell and material sample inventory in preparation of increased consortium member base and project growth.

- *Company Employment*
  45.0%

We will use 45% of the funds to hire key personnel for daily operations, including the following roles: Consortium Team/Technical Team/Bus Dev Team expansion. Wages to be commensurate with training, experience and position.

- *Working Capital*
  18.0%
  We will use 18% of the funds for working capital to cover expenses for lab facility expansion/cap ex as well as ongoing day-to-day operations of the Company.

- *StartEngine Service Fees*
  1.5%
  Fees for certain services provided by StartEngine

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.soteriabig.com/ (www.soteriabig.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section

4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/soteria

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Soteria Battery Innovation Group, Inc.

[See attached]

SOTERIA BATTERY INNOVATION GROUP INC.

CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Soteria Battery Innovation Group Inc.
Greenville, South Carolina

We have reviewed the accompanying consolidated financial statements of Soteria Battery Innovation Group Inc. (the "Company,"), which comprise the consolidated balance sheet as of December 31, 2022 and December 31, 2021, and the related consolidated statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

July 14, 2023
Los Angeles, California

SOTERIA BATTERY INNOVATION GROUP INC.
CONSOLIDATED BALANCE SHEET
(UNAUDITED)

As of December 31,	2022	2021
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 1,340,108	$ 1,679,012
Acccounts Receivable, net	173,200	243,733
Inventory	218,879	144,738
Due from Related Parties	97,365	98,907
Prepaids and Other Current Assets	153,649	92,247
Total Current Assets	**1,983,201**	**2,258,638**
Property and Equipment, net	279,211	205,631
Intangible Assets	1,018,747	226,042
Security Deposit	450	3,562
Total Assets	**$ 3,281,609**	**$ 2,693,873**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 202,324	$ 100,939
Credit Cards	28,380	10,505
Current Portion of Loans and Notes	3,195	12,291
Deferred Revenue	204,323	299,261
Other Current Liabilities	113,081	89,138
Total Current Liabilities	**551,302**	**512,134**
Promissory Notes and Loans	146,976	153,249
Simple Agreement for Future Equity (SAFEs)	1,387,733	1,191,667
Warrant Liability	447,928	447,928
Total Liabilities	**2,533,939**	**2,304,978**
STOCKHOLDERS EQUITY		
Common Stock	519	518
Series A Preferred Stock	307	307
Series B Preferred Stock	60	-
Additional Paid in Capital	6,286,817	3,549,667
Retained Earnings/(Accumulated Deficit)	(5,540,033)	(3,161,596)
Total Stockholders' Equity	**747,669**	**388,895**
Total Liabilities and Stockholders' Equity	**$ 3,281,609**	**$ 2,693,873**

See accompanying notes to financial statements.

SOTERIA BATTERY INNOVATION GROUP INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ 1,149,952	$ 785,821
Cost of Goods Sold	284,889	78,853
Gross profit	865,063	706,968
Operating expenses		
General and Administrative	2,714,598	1,921,442
Research and Development	276,457	213,029
Sales and Marketing	271,279	169,152
Total operating expenses	3,262,334	2,303,622
Operating Income/(Loss)	(2,397,271)	(1,596,655)
Interest Expense	20,308	11,270
Other Loss/(Income)	(41,181)	(73,087)
Income/(Loss) before provision for income taxes	(2,376,398)	(1,534,838)
Provision/(Benefit) for income taxes	2,039	6,249
Net Income/(Net Loss)	**$ (2,378,437)**	**$ (1,541,087)**

See accompanying notes to financial statements.

SOTERIA BATTERY INNOVATION GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock		Series A Preferred Stock		Series B Preferred Stock		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount	Shares	Amount			
Balance—December 31, 2020	5,183,730	**$ 518**	2,917,511	**$ 292**	-	**$ -**	**$ 3,264,179**	**$ (1,620,509)**	**$ 1,644,480**
Issuance of Stock		$ -	148,208	$ 15		$ -	$ 273,682.28		$ 273,697
Share-Based Compensation							11,805		11,805
Net income/(loss)								(1,541,087)	(1,541,087)
Balance—December 31, 2021	5,183,730	518	3,065,719	307	-	-	3,549,667	$ (3,161,596)	**$ 388,895**
Issuance of Stock	-	-	-	-	599,092	60	2,718,410		2,718,470
Share-Based Compensation							18,741		18,741
Net income/(loss)								(2,378,437)	(2,378,437)
Balance—December 31, 2022	**5,188,233**	**$ 519**	**3,065,719**	**$ 307**	**599,092**	**$ 60**	**$ 6,286,817**	**$ (5,540,033)**	**$ 747,669**

See accompanying notes to financial statements.

SOTERIA BATTERY INNOVATION GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (2,378,437)	$ (1,541,087)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of Property	45,063	35,332
Amortization of Intangibles	23,587	12,534
Share-based Compensation	18,741	11,805
Warrant Liability	-	92,869
Changes in operating assets and liabilities:		
Acccounts receivable, net	70,533	(125,362)
Inventory	(74,141)	(144,738)
Prepaids and Other Current Assets	(61,402)	(62,052)
Due from Related Parties	1,543	(30,850)
Accounts Payable	101,384	58,999
Deferred Revenue	(94,938)	41,365
Credit Cards	17,875	10,505
Other Current Liabilities	23,943	89,138
Security Deposit	3,112	(3,562)
Net cash provided/(used) by operating activities	**(2,303,137)**	**(1,555,105)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	(118,644)	(67,925)
Purchases of Intangible Assets	(816,292)	(149,308)
Net cash provided/(used) in investing activities	**(934,936)**	**(217,234)**
CASH FLOW FROM FINANCING ACTIVITIES		
Capital Contribution	2,718,470	273,697
Repayment of Promissory Notes and Loans	(15,368)	(79,372)
Borrowing on SAFEs	196,066	1,191,667
Net cash provided/(used) by financing activities	**2,899,168**	**1,385,991**
Change in Cash	(338,905)	(386,347)
Cash—beginning of year	1,679,012	2,065,359
Cash—end of year	**$ 1,340,107**	**$ 1,679,012**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 20,308	$ 11,270
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Issuance of equity in return for note	-	
Issuance of equity in return for accrued payroll and other liabilities		

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Soteria Battery Innovation Group Inc. was incorporated on November 2, 2017 in the state of Delaware. Soteria Europe Gmbh is the wholly owned subsidiary which was incorporated on June 24, 2021 in Germany. Soteria Distribution, LLC is the wholly owned subsidiary organized in the state of Delaware on December 16, 2022. The consolidated financial statements of Soteria Battery Innovation Group Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Greenville, South Carolina.

The Company is primarily engaged in the research and development of architecture to improve the safety of lithium-ion batteries. Soteria is in the business of providing technology, technical support and business development support for companies seeking to do business related to making lithium-ion batteries safe. The Company's products are technology for two components that improve the safety and reduce weight and cost of lithium-ion batteries. Our core intellectual property revolves around two components that go inside a battery to dramatically improve safety. Our technology results in batteries that: (a) Function after damage, reducing risk of recalls, (b) Improve design freedom (c) Increase energy density.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The Company's consolidated financial statements include the accounts of subsidiaries over which the Company exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidation financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by $1,063,024 and $1,391,551, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022 and 2021, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to cells and materials which are determined using a FIFO (First-in-First-out) method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Computers	5 years
Electric Vehicle Chargers	7 years
Furniture	7 years
Lab Equipment	5 years
Qualified Improvement Proper'	7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as ten years.

Other intangibles include domain name (including social media account) and brands which were acquired through acquisition in 2022.

Income Taxes

Soteria Battery Innovation Group Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its product, which is generally recognized upon shipment of goods to customers. The Company recognizes membership revenue ratably over the term of the membership agreement which generally approximates performance to date.

Cost of sales

Costs of goods sold include royalties, licenses, supplies and materials.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $271,279 and $169,152, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through July 14, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,		2022		2021
Finished goods		94,537		29,155
Parts		124,342		115,583
Total Inventory	**$**	**218,879**	**$**	**144,738**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,		2022		2021
Prepaid expenses		127,368		62,069
R & D Credit		23,008		29,445
Other Receivable		252		-
Total Prepaids and Other Current Assets	**$**	**150,628**	**$**	**91,514**

Other current liabilities consist of the following items:

As of Year Ended December 31,		2022		2021
Payroll Liabilities		73,312		68,700
Accrued Expenses		38,291		19,528
Total Other Current Liabilities	**$**	**111,603**	**$**	**88,228**

5. PROPERTY AND EQUIPMENT

As of December 31, 2022 and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,		2022		2021
Computers	$	2,653	$	2,653
Electric Vehicle Chargers		1,342		1,342
Furniture		1,609		1,609
Lab Equipment		361,828		253,224
Qualified Improvement Property		10,040		-
Property and Equipment, at Cost		**377,471**		**258,827**
Accumulated depreciation		(98,260)		(53,197)
Property and Equipment, Net	**$**	**279,211**	**$**	**205,631**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022 and 2021 were in the amount of $45,063 and $35,332 respectively.

6. INTANGIBLE ASSETS

As of December 31, 2022 and December 31, 2021, intangible asset consist of:

As of Year Ended December 31,		2022		2021
Patent costs	$	411,868	$	245,576
Domain name and Brands		650,000		-
Intangible assets, at cost		**1,061,868**		**245,576**
Accumulated amortization		(43,121)		(19,534)
Intangible assets, Net	**$**	**1,018,747**	**$**	**226,042**

Entire intangible assets have been amortized. Amortization expenses for intangible assets for the fiscal year ended December 31, 2022 and 2021 were in the amount of $23,587 and $12,534, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2022:

Period	Amortization Expense	
2023	$	(106,187)
2024		(106,187)
2025		(106,187)
2026		(106,187)
Thereafter		(593,999)
Total	**$**	**(1,018,747)**

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Class A Common Stock

The Company is authorized to issue 24,000,000 shares of Class A Common Stock at a par value of $0.0001. As of December 31, 2022, and December 31, 2021, 5,188,233 shares of Class A Common Stock have been issued and are outstanding.

Class B Common Stock

The Company is authorized to issue 1,000,000 shares of Class B Common Stock at a par value of $0.0001. As of December 31, 2022, and December 31, 2021, no shares of Class B Common Stock have been issued and are outstanding.

Series A -Preferred Stock

The Company is authorized to issue 3,423,972 shares of Series A -Preferred Stock at a $0.0001 par value. As of December 31, 2022, and December 31, 2021, 3,065,719 shares of Series A -Preferred Stock have been issued and are outstanding.

Series B -Preferred Stock

The Company is authorized to issue 7,000,000 shares of Series B -Preferred Stock at a $0.0001 par value. As of December 31, 2022, and December 31, 2021, 599,092 and 0 shares of Series B-Preferred Stock were issued and outstanding, respectively.

8. SHAREBASED COMPENSATION

During 2018, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 2,050,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2022
Expected life (years)	10.00
Risk-free interest rate	4.41%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2020	649,791	$ 0.05	-
Granted	893,000		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2021	1,542,791	$ 0.05	8.77
Exercisable Options at December 31, 2021	1,542,791	$ 0.05	8.77
Granted	51,000	$ -	
Exercised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2022	1,593,791	$ 0.05	7.77
Exercisable Options at December 31, 2022	1,593,791	$ 0.05	7.77

Stock option expense for the years ended December 31, 2022 and December 31, 2021 was $18,741 and $11,805, respectively.

Warrants

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise
Outstanding at December 31, 2020	-	$ -
Granted	80,055	$ 2.01
Exercised	(5,985)	
Expired/Cancelled	-	
Outstanding at December 31, 2021	74,070	$ 2.01
Exercisable Options at December 31, 2021	74,070	$ 2.01
Granted	-	$ -
Exercised	-	$ -
Expired/Cancelled	-	$ -
Outstanding at December 31, 2022	74,070	$ 2.01
Exercisable Options at December 31, 2022	74,070	$ 2.01

Fair value of warrant liabilities amounted to $447,928 as of December 31, 2022 and December 31, 2021.

9. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtednes s
SBA EIDL Loan	$ 150,000	3.75%	5/14/2020	5/14/2050	$ 5,625	14,810	$ 3,195	$ 146,976	$ 150,171	$ 5,625	$ 9,185	$ -	$ 153,249	$ 153,249
American Express National Bank- Loan	$ 50,000	8.98%	09/16/2019	8/16/2022	$ -	-	$ -	$ -	$ -	$ 4,490	$ 4,490	$ 12,291	$ -	$ 12,291
Total					$ 5,625	$ 14,810	$ 3,195	$ 146,976	$ 150,171	$ 10,115	$ 13,675	$ 12,291	$ 153,249	$ 165,540

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022	
2023	$ 3,195
2024	14,698
2025	14,698
2026	14,698
2027	14,698
Thereafter	88,186
Total	**$ 150,171**

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

SAFE(s)	Principal Amount	Borrowing Period	Valuation Cap	Discount	As of Year Ended December 31, 2022	2021
Safes 2021	$ 1,100,000	Fiscal Year 2021	$ 48,000,000	80%	$ -	$ 1,100,000
Safes 2022	$ 1,280,984	Fiscal Year 2022	$ 48,000,000	80%	$ 1,280,984	$ -
Fair Value SAFEs adjustment					$ 106,749	$ 91,667
Total SAFE(s)	**$ 2,380,984**				**$ 1,387,733**	**$ 1,191,667**

If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled to receive a portion of proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other SAFEs and/or Preferred Stock, and if the applicable proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

10. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022 and December 31, 2021 consists of the following:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (618,394)	$ (429,355)
Valuation Allowance	618,394	429,355
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (1,220,777)	$ (602,384)
Valuation Allowance	1,220,777	602,384
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022 and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $4,695,297, and the Company had state net operating loss ("NOL") carryforwards of approximately $4,695,297. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the consolidated financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

11. RELATED PARTY

The Company, Soteria Battery Innovation Group Inc, has amounts receivable from a related party (Dreamweaver, Inc.). As of December 31, 2022 and December 31, 2021, the outstanding of the amount due from related parties is $97,365 and $98,907, respectively.

12. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through July 14, 2023, which is the date the consolidated financial statements were available to be issued.

In 2023, the Company raised additional $1,165,395 by issuing 280,339 shares of Series B Preferred Stock.

There have been no other events or transactions during this time which would have a material effect on these consolidated financial statements.

14. GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $2,397,271, an operating cash flow loss of $2,303,137, and liquid assets in cash of $1,340,108, which less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise a substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying consolidated financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Soteria Battery Innovation Group is not live or open to the public at this moment.

GET A PIECE OF SOTERIA BATTERY INNOVATION GROUP

Inherently Safe Batteries Everywhere

Soteria's lithium-ion battery safety technology prevents fires before they occur in commonly used devices, enabling industry adoption of this technology through licensing...
Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


Soteria
INHERENTLY SAFE BATTERIES EVERYWHERE

$0 Raised

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

REASONS TO INVEST

- Dangerous lithium-ion battery explosions in devices such as e-bikes and EVs are increasing rapidly. Our battery safety technology, protected by over 80 licensed and granted patents, prevents these explosions before they occur.
- Soteria's consortium of 100+ stakeholders, including NASA, Lenovo, and DuPont, provides the essential network to support the commercialization of Soteria technology in a market expected to surpass $400B by 2030.*
- Safety technology needs to be ubiquitous. Soteria's business model is built to enable this, and their serial entrepreneur founders and experienced leadership team are dedicated to making it happen.

*Source

Invest Now
$4.15 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	**VALUATION**
$498	$50.09M

THE PITCH

Improving Battery Safety with Technology and Community


Soteria™ is
Dedicated to Solutions Addressing Battery Safety Events
Enabling products to be safely powered.
REVOLUTIONARY SAFETY TECHNOLOGY
80+ Patents Licensed and Granted, 60+ Pending
100%
FULLY COMPATIBLE DROP-IN TECHNOLOGY
Higher performance without compromising cost
INDUSTRY COLLABORATION ACROSS SUPPLY CHAIN
100+ Ongoing joint R&D projects
BATTERY & CELL PROVIDER
With built-in Soteria safety technology coming soon


Our Mission: Inherently Safe Batteries Everywhere.
Without Soteria Technology:
With Soteria Technology:

Soteria connects the lithium-ion battery supply chain through our Consortium, ranging from raw material suppliers to end-users, by licensing our safety technology into every device, from cellphones to EVs. At Soteria, our vision is to create a safer world where lithium-ion batteries don't catch fire.


Mercedes-Benz
Research & Development North America, Inc.
ZEBRA
NASA
Lenovo
HILTI
DUPONT
POLARIS
one
our next energy
MOTOROLA SOLUTIONS
RIMAC
AUTOMOBILI
TEIJIN
DAIMLER TRUCK
Waters
TA Instruments
سابك
sabic
MACHINERY ANALYTICS

A few of Soteria's 100+ Consortium members that are collaboratively advancing battery safety across the supply chain

THE PROBLEM & OUR SOLUTION

Eliminating the Dangers of Lithium-ion Batteries

Today's lithium-ion batteries are potentially unsafe. Even with expensive methods aimed at containing thermal runaway, advanced companies are still dealing with safety events, leading to dangerous and costly recalls.


In 2022 there were over 200 e-bike related fires in NYC alone.
Recall Alert: Kia Soul EV Fire Risk
4 people dead, 2 critically injured after lithium-ion battery causes fire at NYC e-bike shop
E-bike battery fires this year have killed more in NYC than in 2022: FDNY
Soteria is
Eliminating the Dangers and Recalls of Lithium-ion Batteries

[Source]

THE SOLUTION

Soteria's breakthrough technology addresses the ignition event itself by stopping the flow of energy when a short circuit occurs to prevent ignition. Our architecture provides thermally stable separators made from advanced fibers and metalized film current collectors that are engineered to ensure battery stability.



How Soteria Technology Addresses Thermal Runaway
Plastic Separator
Al Foil Current Collector
Cathode
Cu Foil Current Collector
Anode
Lithium-ion Cell
1. Internal short forms
2. High current generates heat
3. Plastic membrane retreats
4. Thermal runaway initiates
Dreamweaver Separator
Al Metallized Film Current Collector
Cathode
Cu Metallized Film Current Collector
Anode
Lithium-ion Cell
1. Dreamweaver separator maintains shape

We license our technology to material and cell manufacturers for ultimate sale to end users. Our recent purchase of Voltaplex (www.voltaplex.com) will further streamline adoption in small device markets and immediately add revenue and margin.

THE MARKET & OUR TRACTION

Leaders in Advancing the Battery Technology of the Future

The lithium-ion battery industry is rapidly growing and inserting itself in the home, the workplace, and everywhere in between. An industry now projected to reach $400 billion by 2030 (Source).



The lithium-ion battery industry is projected to reach
$400 billion by 2030

Source

OUR TRACTION

Our revenue has grown steadily by 44% over the past three years. Our first three licensees include Glatfelter, Ahlstrom, and Delfort. We have already raised $8.3 million in previous funding.


80+
Patents Licensed & Granted
60+ pending
$800K
Added Revenue
from Voltaplex acquisition
3
Licensees
↑ Up from 1 licensee
$1.5M
Trailing 12 mo. Revenue
100+
International Consortium Members
↑ Up from 20 members in 2018
15
Commecialization Projects
↑ Up from 0 projects
110
Active R&D Projects
110 completed R&D projects

Our consortium includes 100+ members such as NASA, Mercedes-Benz, Motorola, Lenovo, DuPont, Applied Materials, and ECOM. We also launched LithiumSAFE, our first annual conference, where over one hundred industry experts convened to discuss relevant topics within battery safety.

WHY INVEST

Join Us Today to Help Ensure a Safer Tomorrow


JOIN US
in enabling inherently safe batteries everywhere.
In every device.
For everyone.

Our mission is to make the world a safer place with our battery safety technology. We plan to launch our first commercial products in 2023 in the consumer electronics market. We also plan to target e-bikes in 2024, followed by the EV market in 2026. With 100+ consortium members, 44% revenue growth maintained over the past three years, and multiple awards for our patented technology, we believe we are setting a new safety standard across multiple industries that use lithium-ion batteries.

ABOUT

HEADQUARTERS

1 Research Drive, Suite 110
Greenville, SC 29607

WEBSITE

View Site

Soteria's lithium-ion battery safety technology prevents fires before they occur in commonly used devices, enabling industry adoption of this technology through licensing supported by our consortium of 100+ industry leaders.

TEAM



Brian Morin
Co-Founder and CEO

Dr. Brian Morin received his Ph.D. and M.S. degrees from the Ohio State University and began his career at DuPont and Milliken. Brian loves children and has served as a Guardian ad Litem, serves the youth in his church and hosted foreign orphans in his home. As Co-Founder and CEO, Brian serves the consortium by leading the commercialization of innovative technology.



Elliot Reiff
Chief Financial Officer (Part Time)

Elliot Reiff is CFO of Soteria with over 35 years of finance, investment banking and senior management experience. Over the past twenty years, Mr. Reiff has provided interim CFO, structuring, valuation, consultation, and capital raising services to his clients. He also served as Founder and COO of The Venture Alliance, and previously held executive positions for 12 years at Geneva Companies, a $150 million company that served as the nation's leading provider of valuation and M&A services.

Elliot works approximately 30 hours/week.



William (Bill) Bliss
Board Member (Part Time)

Bill Bliss has worked in the areas of Leadership Development, Organization Effectiveness, Executive Assessment and Executive Compensation throughout his 25 year career. He has worked with global, publicly held, private, family run and not for profit organizations. He has been a thinking partner for and coach to a wide variety of executives, including Chief Executive Officers, Presidents, Vice Presidents and Directors across many disciplines. He is also a Founding Partner and Executive Director of the John Maxwell Team.

Bill works approximately 5 hours per week.



Theodore (Ted) Kesten
Board Member (Part Time)

Ted received his B.A. in Psychology from Emory University and M.B.A. in Finance from NYU Graduate School of Business. He is the Chairman and CEO of Scent2Market, Inc., and he is also the founder and Chairman of Ranger Rady Inc. Ted has worked for 25 years with Belmay Holding Corp, a private USA holding company, as Chairman and CEO. During his time, he assisted the business in growing from 2 locations in the USA to 8 facilities spanning 7 countries on 5 continents.

Ted works approximately 5 hours per week.



John Warner
Board Member (Part Time)

Dr. John Warner is a sought after and recognized battery industry expert, speaker, author and an experienced sales, business development, strategic marketing, and product management executive with over 30 years in the automotive and battery industries. He serves as Chief Customer Officer for American Battery Solutions and Founder and President at Warner Energy Consulting LLC. Previously, he's spent 20 years in the automotive space including 13 years with General Motors.

John works approximately 5 hours per week.



Juergen Kellner
MD of Soteria Europe GmbH

Dr. Juergen Kellner earned his Doctorate of Chemistry from the Technical University of Munich. Juergen has international experience in R&D, innovation, and business development. He is based in Germany and utilizes his expertise to coordinate material developments and to support European consortium members. Juergen is interested in science, enjoys sport, music and reading.



Amy Brinson
Global Consortium Director

Amy Brinson earned her B.A. from The University of New Hampshire and miniMBA in Marketing from Rutgers University. Amy enjoys painting portraits, watching too many sci-fi movies, and spends most of her down time playing with her son. Amy assists consortium members with project development and collaboration opportunities.



Drew Pereira
R&D Manager

Dr. Drew Pereira obtained his Ph.D. in Chemical Engineering at the University of South Carolina where he focused on battery modeling and gained experience through an internship at GM and fellowship at NREL. Outside of work, Drew makes time for golf, mountain/road biking, and snowboarding. Drew aids the consortium in technology development, cell testing, and addressing technical challenges.



Kelsey Cook
Marketing Manager

Kelsey Cook received her degree in Strategic Communication with a minor in General Business from The Ohio State University, and brings battery industry experience as a former Product Manager prior to her role as Digital Marketing Manager at Techtronic Industries (TTI). In her free time, Kelsey enjoys taking spin classes, spending time with family & friends, getting outdoors, and reading a good book. Kelsey provides strategic marketing content for Soteria and its consortium.



Joanna Brady
Strategic Finance Director

Having received her Bachelor of Arts degree in Accounting from Furman University, Joanna has spent 10 years working in both the public and private accounting sectors. In her free time, she enjoys taking vacations somewhere sunny, spending time with family and friends, and playing with her miniature dachshund, Archie. Joanna coordinates communications with investors and provides financial support to Consortium members regarding billings and payments.

TERMS

Soteria Battery Innovation Group

Overview

PRICE PER SHARE	VALUATION
$4.15	**$50.09M**
DEADLINE	FUNDING GOAL
Nov 15, 2023	**$15k - $1.23M**

Breakdown

MIN INVESTMENT	OFFERING TYPE
$498	**Equity**
MAX INVESTMENT	ASSET TYPE
$1,234,998.50	**Common Stock**
MIN NUMBER OF SHARES OFFERED	SHARES OFFERED
3,614	**Class A Common Stock**
MAX NUMBER OF SHARES OFFERED	
297,590	

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. *Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.*

Investment Incentives and Bonuses*

Loyalty Bonus:

Previous backers, investors, friends, and family will receive 10% bonus shares.

Testing the Waters Bonus:

Reservation Holders in the Testing the Waters Page will receive 10% bonus shares.

Combo / Avid Perks:

First 48 Hours

Early Bronze - First 48 Hours | $500+

Invest $500+ (minimum investment) within the first 48 hours and receive 5% bonus shares

Early Silver - First 48 Hours | $1,000+

Invest $1,000+ within the first 48 hours and receive 7% bonus shares

Early Gold - First 48 Hours | $2,500+

Invest $2,500+ within the first 48 hours and receive 10% bonus shares

Early Platinum - First 48 Hours | $5,000+

Invest $5,000+ within the first 48 hours and receive 12% bonus shares

Early Diamond - First 48 Hours | $10,000+

Invest $10,000+ within the first 48 hours and receive 15% bonus shares

First 5 Days

Early Bronze - First 5 Days | $500+

Invest $500+ (minimum investment) within the first 5 days and receive 3% bonus shares

Early Silver - First 5 Days | $1,000+

Invest $1,000+ within the first 5 days and receive 5% bonus shares

Early Gold - First 5 Days | $2,500+

Invest $2,500+ within the first 5 days and receive 7% bonus shares

Early Platinum - First 5 Days | $5,000+

Invest $5,000+ within the first 5 days and receive 10% bonus shares

Early Diamond - First 5 Days | $10,000+

Invest $10,000+ within the first 5 days and receive 12% bonus shares

First 10 Days

Early Bronze - First 10 Days | $500+

Invest $500+ (minimum investment) within the first 10 days and receive 1% bonus share

Early Silver - First 10 Days | $1,000+

Invest $1,000+ within the first 10 days and receive 3% bonus shares

Early Gold - First 10 Days | $2,500+

Invest $2,500+ within the first 10 days and receive 5% bonus shares

Early Platinum - First 10 Days | $5,000+

Invest $5,000+ within the first 10 days and receive 7% bonus shares

Early Diamond - First 10 Days | $10,000+

Invest $10,000+ within the first 10 days and receive 10% bonus shares

Amount-Based Perks:

Tier 1 | $750+

*Invest $750+ and receive invitation to Private Investor Group***

Tier 2 | $1,000+

Invest $1000+ and receive 1% bonus shares + Tier 1 Perk

Tier 3 | $5,000+

Invest $5,000+ and receive 3% bonus shares + Tier 1 Perk

Tier 4 | $10,000+

Invest $10,000+ and receive 5% bonus shares + Access to Due Diligence report + Tier 1 Perk

Tier 5 | $25,000+

*Invest $25,000+ and receive 10% bonus shares + Access to Data Room + Tier 4 Perks****

Tier 6 | $50,000+

*Invest $50,000+ and receive 15% bonus shares + Tour of office + Tier 5 Perks****

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

*** Private investor group will receive a Monthly Newsletter and Bi-Annual State of the Consortium letter.*

**** Prior tier perks include everything from the prior tier, excluding bonus shares. Bonus shares will be outlined per tier.*

The 10% StartEngine Owners' Bonus

Soteria Battery Innovation Group will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $4.15 / share, you will receive 110 shares of Class A Common Stock, meaning you'll own 110 shares for $415. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and either the 10% Previous Investor or the 10% Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Soteria Battery Innovation Group.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

At Soteria, our vision is to enable inherently safe batteries everywhere.

Lithium-ion batteries power everything around us, from our phones and power tools to the cars we drive. We're determined to guide the industry in making all of them safe.

The lithium-ion battery market is projected to be worth $400B by 2030. At this rate of growth, tragic safety events will only become more frequent unless something is done.

This is why Soteria has developed technology for safer batteries that prevent fires before they occur.

Our innovative approach is protected by 80 licensed and granted patents and we're bringing this technology to market through a global consortium of over one hundred industry leaders like NASA, Mercedes Benz, and Motorola.

Through the consortium, we've assembled a set of capabilities that could never be captured in one company. Our members working together in over 100 open-innovation projects to use our technology to transform the battery industry into a safer version of itself.

Together, we are setting a global standard for safer batteries.

My co-founder and I started Soteria after discovering a new current collector which can isolate the short circuits that lead to fires and realized that this technology should be standard in every battery. Now the consortium, pricing and whole business model are built around the vision of having inherently safe batteries everywhere.

Soteria is launching an important project, with active participation from several industry members, aimed at making e-bike batteries safer.

E-bikes are incredibly popular, with sales topping $27B last year. However, hundreds of e-bike batteries catch fire each year, putting property and riders at an elevated risk, especially those in urban areas.

We're on a mission to eliminate the root cause of these fires by examining pack designs, failure points, and best safety practices that will drive a revolution in battery safety, backed by our open innovation Consortium.

Saftey is different from other features we don't need to compete on safety we need to corporate on safety and let people compete on cost and energy and density and weight and all the other things, but if we make everything safe everybody wins.

We don't seek investors—we seek visionaries to join us in this double bottom line opportunity. Do well by doing good.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "SOTERIA BATTERY INNOVATION GROUP INC.", FILED IN THIS OFFICE ON THE THIRTIETH DAY OF AUGUST, A.D. 2022, AT 3:12 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

6601632 8100
SR# 20223400749

Authentication: 204293077
Date: 08-31-22

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:12 PM 08/30/2022
FILED 03:12 PM 08/30/2022
SR 20223400749 - File Number 6601632

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF SOTERIA BATTERY INNOVATION GROUP INC.

SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
SOTERIA BATTERY INNOVATION GROUP INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

SOTERIA BATTERY INNOVATION GROUP INC., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Soteria Battery Innovation Group Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on November 2, 2017 under the same name.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is Soteria Battery Innovation Group Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 16192 Coastal Hwy, in the City of Lewes, County of Sussex, 19958. The name of its registered agent at such address is Harvard Business Services, Inc.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares which this corporation is authorized to issue is: (i) Twenty Five Million (25,000,000) shares of Common Stock, $0.0001 par value per share ("**Common Stock**"), and (ii) Ten Million Four Hundred Twenty Three Thousand Nine Hundred Seventy Two (10,423,972) shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

Twenty Four Million (24,000,000) shares of the authorized and unissued Common Stock of the Corporation are hereby designated "**Class A Common Stock**" and One Million (1,000,000) shares of the authorized and unissued Common Stock of the Corporation are hereby designated "**Class B Common Stock**" (and, when referred to collectively with the "**Class A Common Stock**", the "**Common Stock**") with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" or "subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting.

2.1 Class A Common Stock. The holders of the Class A Common Stock are entitled to one vote for each share of Class A Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Class A Common Stock, as such, shall not be entitled to vote on any amendment to this Second Amended and Restated Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Second Amended and Restated Certificate of Incorporation or pursuant to the General Corporation Law. There shall be no cumulative voting.

2.2 Class B Common Stock. The holders of the Class B Common Stock are entitled to five votes for each share of Class B Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Class B Common Stock, as such, shall not be entitled to vote on any amendment to this Second Amended and Restated Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Second Amended and Restated Certificate of Incorporation or pursuant to the General Corporation Law. There shall be no cumulative voting.

The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Second Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

Three Million Four Hundred Twenty Three Thousand Nine Hundred Seventy Two (3,423,972) shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series A Participating Preferred Stock**" and Seven Million (7,000,000) shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series B Participating Preferred Stock**" with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" or "subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

1. Dividends.

In the event the Corporation declares, pays or sets aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock), then (in addition to the obtaining of any consents required elsewhere in this Second Amended and Restated Certificate of Incorporation) the holders of the Series A Participating Preferred Stock then outstanding and the Series B Participating Preferred Stock then outstanding shall receive, or simultaneously receive, in the aggregate, seventy percent (70%) of any dividend paid and the holders of the Common Stock then outstanding shall receive, in the aggregate, thirty percent (30%) of any dividend paid, until the holders of the Series A Participating Preferred Stock and the Series B Participating Preferred Stock receive on each outstanding share of Series A Participating Preferred Stock and Series B Participating Preferred Stock an amount, in aggregate, equal to the Series A Original Issue Price with respect to the Series A holders and the Series B Original Issue Price with respect to the Series B holders (the "**Return of Capital Dividend**"). Following the receipt of, or concurrent with the receipt of, the Return of Capital Dividend, the Corporation shall not pay any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Second Amended and Restated Certificate of Incorporation) the holders of the Series A Participating Preferred Stock then outstanding and Series B Participating Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend per share of Series A Participating Preferred Stock and Series B Participating Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series A Participating Preferred Stock or Series B Participating Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend;

provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Series A Participating Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series A Participating Preferred Stock dividend. The "**Series A Original Issue Price**" shall mean $2.2458 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Participating Preferred Stock;

further provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Series B Participating Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series B Participating Preferred Stock dividend. The "**Series B Original Issue Price**" shall mean $5.3302 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series B Participating Preferred Stock.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Series A Participating Preferred Stock and Series B Participating Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series A Participating Preferred Stock and Series B Participating Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event (as defined below), out of the consideration payable to stockholders in such Deemed Liquidation Event or the Available Proceeds (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share of Series A Participating Preferred Stock equal to the Series A Original Issue Price and an amount per share of Series B Participating Preferred Stock share equal to the Series B Original Issue Price, plus any dividends declared but unpaid thereon. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A Participating Preferred Stock and the holders of shares of Series B Participating Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Series A Participating Preferred Stock and the holders of shares of Series B Participating Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Distribution of Remaining Assets. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Series A Liquidation Amounts and Series B Liquidation Amounts required to be paid to the holders of shares of Series A Participating Preferred Stock and the holders of shares of Series B Participating Preferred Stock, respectively, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Series A Participating Preferred Stock and the holders of Series B Participating Preferred Stock pursuant to Subsection 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of the shares of Series A Participating Preferred Stock, the holders of shares of Series B Participating Preferred Stock, and the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock pursuant to the terms of this Second Amended and Restated Certificate of Incorporation immediately prior to such liquidation, dissolution or winding up of the Corporation. The aggregate amount which a holder of a share of Series A Participating Preferred Stock is entitled to receive under Subsections 2.1 and 2.2 is hereinafter referred to as the "**Series A Liquidation Amount**." The aggregate amount which a holder of a share of Series B Participating Preferred Stock is entitled to receive under Subsections 2.1 and 2.2 is hereinafter referred to as the "**Series B Liquidation Amount**."

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless holders of at least sixty-six and two-thirds percent (66.67%) of the Preferred Stock (the "**Requisite Holders**") elect otherwise by written notice sent to the Corporation at least thirty (30) days prior to the effective date of any such event:

(a) a merger or consolidation in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all of the business or assets of the Corporation and its subsidiaries taken as a whole (including, without limitation, rights related to it its proprietary products and services and underlying technology), or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the business or assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be paid to the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2.

(b) In the event of a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Series A Participating Preferred Stock and each holder of Series B Participating Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause to require the redemption of such shares of Series A Participating Preferred Stock or Series B Participating Preferred Stock, and (ii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Series A Participating Preferred Stock and Series B Participating Preferred Stock at a price per share equal to the Series A Liquidation Amount and Series B Liquidation Amount, respectively. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Series A Participating Preferred Stock and Series B Participating Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Series A Participating Preferred Stock or Series B Participating Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. The provisions of Section 7 shall apply, with such necessary changes in the details thereof as are necessitated by the context, to the redemption of the Series A Participating Preferred Stock and Series B Participating Preferred Stock pursuant to this Subsection 2.3.2(b). Prior to the distribution or redemption provided for in this Subsection 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

2.3.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation, including the approval of the Series A Director and the Series B Directors (as defined herein).

2.3.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Subsection 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Subsection 2.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3. Voting.

3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series A Participating Preferred Stock and each holder of outstanding shares of Series B Participating Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A Participating Preferred Stock and Series B Participating Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Second Amended and Restated Certificate of Incorporation, holders of Series A Participating Preferred Stock, Series B Participating Preferred Stock and Common Stock shall vote together as a single class and on an as-converted to Common Stock basis.

3.2 Election of Directors. The holders of record of the shares of Series A Participating Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Corporation (the "**Series A Director**"); the holders of record of the shares of Series B Participating Preferred Stock, exclusively and as a separate class, shall be entitled to elect two (2) directors of the Corporation (the "**Series B Directors**" and, when referred to collectively with the "**Series A Director**", the "**Preferred Directors**"); the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect three (3) directors of the Corporation. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Series A Participating Preferred Stock, Series B Participating Preferred Stock, or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Subsection 3.2, then any directorship not so filled shall remain vacant until such time as the holders of the Series A Participating Preferred Stock, Series B Participating Preferred Stock, or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including Series A Participating Preferred and Series B Participating Preferred), exclusive and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Subsection 3.2, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Subsection 3.2.

3.3 Series A Participating Preferred Stock Protective Provisions. At any time when shares of Series A Participating Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or this Second Amended and Restated Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders of Series A Participating Preferred Stock given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect:

3.3.1 liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

3.3.2 amend, alter or repeal any provision of this Second Amended and Restated Certificate of Incorporation or the Bylaws of the Corporation;

3.3.3 create, or authorize the creation of any additional class or series of capital stock, or increase the authorized number of shares of Preferred Stock or increase the authorized number of shares of any additional class or series of capital stock of the Corporation other than Common Stock issued to employees, directors or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors, including the Series A Director;

3.3.4 (i) reclassify, alter or amend any existing security of the Corporation that is pari passu with the Series A Participating Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Series A Participating Preferred Stock in respect of any such right, preference, or privilege, or (ii) reclassify, alter or amend any existing security of the Corporation that is junior to the Series A Participating Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Series A Participating Preferred Stock in respect of any such right, preference or privilege;

3.3.5 purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Series A Participating Preferred Stock as expressly authorized herein or (ii) pursuant to share restriction provisions in agreements approved by the Board of Directors, including the approval of the Series A Director;

3.3.6 engage in any business that deviates in any material respect from the business of the Corporation as contemplated under any operating plan approved by the Board of Directors;

3.3.7 increase or decrease the authorized number of directors constituting the Board of Directors; or

3.3.8 (i) sell, lease, transfer, exclusive license or otherwise dispose of, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of more than twenty percent (20%) of the assets and properties of the Corporation and its subsidiaries taken as a whole (including, without limitation, rights related to it its proprietary products and services and underlying technology), or (ii) sell or dispose of (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if twenty percent (20%) of the assets and properties of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly-owned subsidiary of the Corporation.

3.4 Series B Participating Preferred Stock Protective Provisions. At any time when shares of Series B Participating Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or this Second Amended and Restated Certificate of Incorporation) the written consent of a majority of the Directors, including at least one (1) of the Preferred Directors, given in writing or by vote at a meeting, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect:

3.4.1 approve the Corporation's annual capital expenditure budget;

3.4.2 approve the Corporation's annual operating budget;

3.4.3 incur any indebtedness in excess of $250,000, other than as set forth in the approved budget;

3.4.4 incur any lien upon any of its property or revenues, other than as set forth in the approved budget;

3.4.5 transact with affiliates of the Corporation, provided that an affiliate shall not include a subsidiary of the Corporation, whether or not wholly-owned;

3.4.6 enter into any strategic partnership expected to materially influence revenue or materially increase expenses, or materially modify the strategic direction of the Corporation in each case in a manner that otherwise is not contemplated by the business plan or approved budget;

3.4.7 appoint or dismiss the Chief Executive Officer or any other member of the Corporation's senior management;

3.4.8 approve the Chief Executive Officer's and each other member of senior management's respective employment arrangements;

3.4.9 authorize, create or issue any debt security, or make any loan or advance, or authorize any subsidiary to take any such action, including, but not limited to, directly or indirectly guaranteeing any indebtedness or obligation;

3.4.10 create or hold any capital stock in any subsidiary that is not a wholly-owned subsidiary, or dispose of any subsidiary stock or all or substantially all of any subsidiary assets;

3.4.11 adopt, amend, terminate or repeal any equity (or equity-linked) compensation plan or amend, or adopt or waive any of the terms of any option or other grant pursuant to any such plan; or

3.4.12 liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing.

3.5 Additional Series B Participating Preferred Stock Protective Provisions. Until the Series B Preference is satisfied in full, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or this Second Amended and Restated Certificate of Incorporation) the written consent or affirmative vote of at least fifty-one percent (51%) of the issued and outstanding shares of Series B Preferred Stock given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect:

3.5.1 authorize, create or issue any equity security, other than Common Shares issued to employees, directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement, or arrangement approved by the Board of Directors, including at least one (1) of the Preferred Directors;

3.5.2 amend, alter, or repeal any provision of this Second Amended and Restated Certificate of Incorporation or the Bylaws of the Corporation;

3.5.3 increase or decrease the size of the Board of Directors;

3.5.4 make any change in the Corporation's dividend policy that would adversely affect the holders of the Series B Participating Preferred Stock;

3.5.5 purchase, redeem, or acquire any Shares other than from a selling shareholder pursuant to share restriction provisions in agreements approved by the Board of Directors (including the approval of at least one Preferred Director) or in this Second Amended and Restated Certificate of Incorporation or the Right of First Refusal Agreement; or

3.5.6 elect to engage in any business that deviates in any material respect from the business of the Corporation as contemplated under any operating plan approved by the Board of Directors.

4. Optional Conversion. At no time may any share of Preferred Stock be converted at the option of the holder thereof.

5. Automatic Conversion.

5.1 Trigger Events.

5.1.1 Series A. Upon the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (a "**Public Offering**"), (A) resulting in either (i) sale of shares at a price of not less than five (5) times the Series A Original Issue Price (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), or (ii) gross proceeds of at least $20,000,000, net of the underwriting discount and commissions, to the Corporation and (B) in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace that has registered with the U.S. Securities and Exchange Commission under Section 6 of the Securities Exchange Act of 1934, as amended, (the time of such closing is referred to herein as the "**Automatic Conversion Time**"), then (i) all outstanding shares of Series A Participating Preferred Stock shall automatically be converted into shares of Common Stock as is determined by dividing the Series A Original Issue Price by the Series A Conversion Price (as defined below), and (ii) such shares may not be reissued by the Corporation. In the event of a Public Offering that does not meet the thresholds provided for in clauses (A)(i) or (A)(ii), then all outstanding shares of Series A Participating Preferred Stock shall automatically be converted into shares of Common Stock at the Series A Conversion Ratio if seventy percent (70%) of the holder of all outstanding shares of Series A Participating Preferred Stock provide written consent to such conversion.

5.1.2 Series B. Upon the closing of a Public Offering, (A) resulting in either (i) sale of shares at a price of not less than five (5) times the Series B Original Issue Price (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), (ii) gross proceeds of at least $300,000,000, net of the underwriting discount and commissions, to the Corporation, or (iii) a substantially similar initial public offering with gross proceeds of at least $200,000,000, in this case with the written consent of the holders of fifty-one percent (51%) of Series B Participating Preferred Shares prior to closing of the investment, and (B) in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace that has registered with the U.S. Securities and Exchange Commission under Section 6 of the Securities Exchange Act of 1934, as amended, then (i) all outstanding shares of Series B Participating Preferred Stock shall automatically be converted into shares of Common Stock as is determined by dividing the Series B Original Issue Price by the Series B Conversion Price (as defined below), and (ii) such shares may not be reissued by the Corporation.

5.2 Conversion Price. The Series A Conversion Price shall initially be equal to the Series A Original Issue Price. Such initial Series A Conversion Price, and the rate at which shares of Series A Participating Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below. The Series B Conversion Price shall initially be equal to the Series B Original Issue Price. Such initial Series B Conversion Price, and the rate at which shares of Series B Participating Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

5.2.1 Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a) "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b) "**Series A Original Issue Date**" shall mean the date on which the first share of Series A Participating Preferred Stock was issued.

(c) "**Series B Original Issue Date**" shall mean the date on which the first share of Series B Participating Preferred Stock was issued.

(d) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(e) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Subsection 5.2.3 below, deemed to be issued) by the Corporation after the Series A Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Subsection 5.3, 5.4, 5.5 or 5.6;

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation, including the approval of the Series A Director and at least one Series B Director;

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors of the Corporation, including the approval of the Series A Director and at least one Series B Director;

(vi) shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors of the Corporation, including the approval of the Series A Director and at least one Series B Director;

(vii) shares of Common Stock, Options or Convertible Securities issued as acquisition consideration pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board of Directors of the Corporation, including the approval of the Series A Director and at least one Series B Director; or

(viii) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors of the Corporation, including the approval of the Series A Director and at least one Series B Director.

5.2.2 No Adjustment of Conversion Price. No adjustment in the Series A Conversion Price or the Series B Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders of Preferred Stock agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

5.2.3 Deemed Issuance of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Series A Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Series A Conversion Price or the Series B Conversion Price pursuant to the terms of Subsection 5.2.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Series A Conversion Price and the Series B Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Series A Conversion Price or the Series B Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Series A Conversion Price and the Series B Conversion Price to an amount which exceeds the lower of (i) the Series A Conversion Price or the Series B Conversion Price, respectively, in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Series A Conversion Price or the Series B Conversion Price, respectively, that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Series A Conversion Price or the Series B Conversion Price pursuant to the terms of Subsection 5.2.4 (either because the consideration per share (determined pursuant to Subsection 5.2.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Series A Conversion Price and the Series B Conversion Price, respectively, then in effect, or because such Option or Convertible Security was issued before the Series A Original Issue Date or the Series B Original Issue Date, respectively), are

revised after the Series A Original Issue Date or the Series B Original Issue Date, respectively, as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 5.2.3(a)) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Series A Conversion Price or the Series B Conversion Price pursuant to the terms of Subsection 5.2.4, the Series A Conversion Price or Series B Conversion Price shall be readjusted to such Series A Conversion Price or Series B Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Series A Conversion Price or Series B Conversion Price provided for in this Subsection 5.2.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection 5.2.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Series A Conversion Price or Series B Conversion Price that would result under the terms of this Subsection 5.2.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Series A Conversion Price or Series B Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

5.2.4 Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Series A Original Issue Date or the Series B Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 5.2.3), without consideration or for a consideration per share less than the Series A Conversion Price or Series B Conversion Price in effect immediately prior to such issuance or deemed issuance, then the Series A Conversion Price and Series B Conversion Price, respectively, shall be reduced, concurrently with such issue, to a price (calculated to the nearest [one-hundredth of a cent]) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP_2" shall mean the Series A Conversion Price or Series B Conversion Price, as applicable, in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock;

(b) "CP_1" shall mean the Series A Conversion Price or Series B Conversion Price, as applicable, in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

5.3 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Series A Original Issue Date with respect to the Series A Participating Shares, or Series B Original Issue Date with respect to the Series B Participating Shares, effect a subdivision of the outstanding Common Stock, the Series A Conversion Price and Series B Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Series A Original Issue Date with respect to the Series A Participating Shares, or the Series B Original Issue Date with respect to the Series B Participating Shares, combine the outstanding shares of Common Stock, the Series A Conversion Price and Series B Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

5.4 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series A Original Issue Date or Series B Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Series A Conversion Price and Series B Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Series A Conversion Price or Series B Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Series A Conversion Price and Series B Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Series A Conversion Price and Series B Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Series A Participating Preferred Stock and Series B Participating Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Series A Participating Preferred Stock or Series B Participating Preferred Stock had been converted into Common Stock on the date of such event.

5.5 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series A Original Issue Date with respect to the Series A Participating Shares or the Series B Original Issue Date with respect to the Series B Participating Shares shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 5.2.1 do not apply to such dividend or distribution, then and in each such event provision shall be made so that the holders of the Series A Participating Preferred Stock and Series B Participating Preferred Stock shall receive upon conversion thereof, in addition to the number of shares of Common Stock receivable thereupon, the kind and amount of securities of the Corporation, cash or other property which they would have been entitled to receive had the Series A Participating Preferred Stock or Series B Participating Preferred Stock been converted into Common Stock on the date of such event and had they thereafter, during the period from the date of such event to and including the conversion date, retained such securities receivable by them as aforesaid during such period, giving application to all adjustments called for during such period under this paragraph with respect to the rights of the holders of the Series A Participating Preferred Stock and Series B Participating Preferred Stock; provided, however, that no such provision shall be made if the holders of Series A Participating Preferred Stock or Series B Participating Preferred Stock receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities, cash or other property in an amount equal to the amount of such securities, cash or other property as they would have received if all outstanding shares of Series A Participating Preferred Stock or Series B Participating Preferred Stock had been converted into Common Stock on the date of such event.

5.6 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Subsection 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Series A Participating Preferred Stock with respect to Series A holders or Series B Participating Preferred Stock with respect to Series B holders) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 5.2, 5.4 or 5.5), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Series A Participating Preferred Stock and Series B Participating Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Series A Participating Preferred Stock or Series B Participating Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 5 with respect to the rights and interests thereafter of the holders of the Series A Participating Preferred Stock and Series B Participating Preferred Stock, to the end that the provisions set forth in this Section 5 (including provisions with respect to changes in and other adjustments of the Series A Conversion Price and Series B Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Series A Participating Preferred Stock or Series B Participating Preferred Stock.

5.7 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Series A Conversion Price or Series B Conversion Price pursuant this Section 5, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series A Participating Preferred Stock and Series B Participating Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Series A Participating Preferred Stock or Series B Participating Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Series A Participating Preferred Stock or Series B participating Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Series A Conversion Price and Series B Conversion price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Series A Participating Preferred Stock or Series B Participating Preferred Stock.

5.8 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Series A Participating Preferred Stock and Series B Participating Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Series A Participating Preferred Stock and the holders of the Series B Participating Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Series A Participating Preferred Stock and Series B Participating Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Series A Participating Preferred Stock and Series B Participating Preferred Stock, and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5.9 Procedural Requirements. All holders of record of shares of Series A Participating Preferred Stock and holders of record of shares of Series B Participating Preferred Stock shall be sent written notice of the Automatic Conversion Time and the place designated for automatic conversion of all such shares of Series A Participating Preferred Stock and Series B Participating Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Automatic Conversion Time. Upon receipt of such notice, each holder of shares of Series A Participating Preferred Stock or Series B Participating Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Subsection 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Automatic Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 5.9. As soon as practicable after the Automatic Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Series A Participating Preferred Stock and Series B Participating Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (b) in lieu of any fraction of a share of Common Stock to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors of the Corporation and the payment of any declared but unpaid dividends on the shares of Series A Participating Preferred Stock and Series B Participating Preferred Stock converted. Such converted Series A Participating Preferred Stock and Series B Participating Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series A Participating Preferred Stock and Series B Participating Preferred Stock accordingly.

6. Redemption.

6.1 General.

6.1.1 Series A. Unless prohibited by Delaware law governing distributions to stockholders, shares of Series A Participating Preferred Stock shall be redeemed by the Corporation at a price equal to the greater of (A) the Series A Original Issue Price per share (as adjusted for stock splits, consolidations and similar events) and (B) the Fair Market Value (determined in the manner set forth below) of a single share of Series A Participating Preferred Stock as of the date of the Corporation's receipt of the Redemption Request (the "**Series A Redemption Price**"), in a single payment within a year from receipt by the Corporation from the Requisite Holders of written notice requesting redemption of all shares of Series A Participating Preferred Stock (the "**Series A Redemption Request**") at any time on or after the seventh anniversary of the Requisite Holders' investment. Upon receipt of a Series A Redemption Request, the Corporation shall apply all of its assets to any such redemption, and to no other corporate purpose, except to the extent prohibited by Delaware law governing distributions to stockholders. For purposes of this Subsection 6.1.1, the Fair Market Value of a single share of Series A Participating Preferred Stock shall be the value of a single share of Series A Participating Preferred Stock as mutually agreed upon by the Corporation and the holders of a majority of the shares of Series A Participating Preferred Stock then outstanding, and, in the event that they are unable to reach agreement, by a third-party appraiser agreed to by the Corporation and the holders of a majority of the shares of Series A Participating Preferred Stock then outstanding. The date of the Corporation's payment of the Series A Redemption Price provided in the Redemption Notice (as defined below) shall be referred to as a "**Series A Redemption Date**." If on the Redemption Date Delaware law governing distributions to stockholders prevents the Corporation from redeeming all shares of Series A Participating Preferred Stock to be redeemed, the Corporation shall ratably redeem the maximum number of shares that it may redeem consistent with such law, and shall redeem the remaining shares as soon as it may lawfully do so under such law

6.1.2 Series B. Unless prohibited by Delaware law governing distributions to stockholders, and so long as the Corporation has paid Return of Capital Dividends to holders of Series B Participating Preferred Stock equal to less than fifty percent (50%) of the aggregate Series B Original Issue Price, the shares of Series B Participating Preferred Stock shall be redeemed by the Corporation at a price equal to the greater of (A) the Series B Original Issue Price per share (as adjusted for stock splits, consolidations and similar events) and (B) the Fair Market Value (determined in the manner set forth below) of a single share of Series B Participating Preferred Stock as of the date of the Corporation's receipt of the

Series B Redemption Request (the "**Series B Redemption Price**"), in a single payment within a year from receipt by the Corporation from holders of at least fifty-one percent (51%) of the shares of Series B Participating Preferred Stock of written notice requesting redemption of all shares of Series B Participating Preferred Stock (the "**Series B Redemption Request**") at any time on or after the seventh anniversary of the Series B Original Issue Date. Upon receipt of a Series B Redemption Request, the Corporation shall apply all of its assets to any such redemption, and to no other corporate purpose, except to the extent prohibited by Delaware law governing distributions to stockholders. For purposes of this Subsection 6.1.2, the Fair Market Value of a single share of Series B Participating Preferred Stock shall be the value of a single share of Series B Participating Preferred Stock as mutually agreed upon by the Corporation and the holders of a majority of the shares of Series B Participating Preferred Stock then outstanding, and, in the event that they are unable to reach agreement, by a third-party appraiser agreed to by the Corporation and the holders of a majority of the shares of Series B Participating Preferred Stock then outstanding. The date of the Corporation's payment of the Series B Redemption Price provided in the Series B Redemption Notice (as defined below) shall be referred to as a "**Series B Redemption Date**" and each together with the Series A Redemption Date, the "**Redemption Dates**" and each a "**Redemption Date**". If on the Series B Redemption Date Delaware law governing distributions to stockholders prevents the Corporation from redeeming all shares of Series B Participating Preferred Stock to be redeemed, the Corporation shall ratably redeem the maximum number of shares that it may redeem consistent with such law, and shall redeem the remaining shares as soon as it may lawfully do so under such law.

6.2 Redemption Notice. The Corporation shall send written notice of the automatic redemption (the "**Redemption Notice**") to each holder of record of Series A Participating Preferred Stock and Series B Participating Preferred Stock, as applicable, not less than forty (40) days prior to the Redemption Date. Each Redemption Notice shall state:

(a) the number of shares of Series A Participating Preferred Stock or Series B Participating Preferred Stock held by the holder that the Corporation shall redeem on the Redemption Date specified in the Redemption Notice;

(b) the Redemption Date, and the Series A Redemption Price or Series B Redemption Price, as applicable; and

(c) for holders of shares in certificated form, that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Series A Participating Preferred Stock and Series B Participating Preferred Stock to be redeemed.

6.3 Surrender of Certificates; Payment. On or before the applicable Redemption Date, all holders of shares of Series A Participating Preferred Stock and Series B Participating Preferred Stock, as applicable, shall, if a holder of shares in certificated form, surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Series A Redemption Price or Series B Redemption Price, as applicable, for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event less than all of the shares of Series A Participating Preferred Stock and Series B Participating Preferred Stock represented by a certificate are redeemed, a new certificate, instrument, or book entry representing the unredeemed shares of Series A Participating Preferred Stock and Series B Participating Preferred Stock shall promptly be issued to such holder.

6.4 Interest. If any shares of Preferred Stock are not redeemed for any reason on any Redemption Date, all such unredeemed shares shall remain outstanding and entitled to all the rights and preferences provided herein, and the Corporation shall pay interest on the Redemption Price applicable to such unredeemed shares at an aggregate per annum rate equal to twelve percent (12% (increased by one percent (1%) each month following the Redemption Date until the Redemption Price, and any interest thereon, is paid in full), with such interest to accrue daily in arrears and be compounded annually; provided, however, that in no event shall such interest exceed the maximum permitted rate of interest under applicable law (the "**Maximum Permitted Rate**"), provided, however, that the Corporation shall take all such actions as may be necessary, including without limitation, making any applicable governmental filings, to cause the Maximum Permitted Rate to be the highest possible rate. In the event any provision hereof would result in the rate of interest payable hereunder being in excess of the Maximum Permitted Rate, the amount of interest required to be paid hereunder shall automatically be reduced to eliminate such excess; provided, however, that any subsequent increase in the Maximum Permitted Rate shall be retroactively effective to the applicable Redemption Date to the extent permitted by law.

6.5 Rights Subsequent to Redemption. If the Redemption Notice shall have been duly given, and if on the applicable Redemption Date the Redemption Price payable upon redemption of the shares of Series A Participating Preferred Stock and Series B Participating Preferred Stock to be redeemed on such Redemption Date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that any certificates evidencing any of the shares of Series A Participating Preferred Stock or Series B Participating Preferred Stock so called for redemption shall not have been surrendered, dividends with respect to such shares of Series A Participating Preferred Stock and Series B Participating Preferred Stock shall cease to accrue after such Redemption Date and all rights with respect to such shares shall forthwith after the Redemption Date terminate, except only the right of the holders to receive the Redemption Price without interest upon surrender of any such certificate or certificates therefor.

7. Redeemed or Otherwise Acquired Shares. Any shares of Series A Participating Preferred Stock or Series B Participating Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series A Participating Preferred Stock or Series B Participating Preferred Stock following redemption.

8. Waiver.

8.1 Any of the rights, powers, preferences and other terms of the Series A Participating Preferred Stock set forth herein may be waived on behalf of all holders of Series A Participating Preferred Stock by the affirmative written consent or vote of the holders of greater than fifty percent (50%) of the shares of Series A Participating Preferred Stock then outstanding.

8.2 Any of the rights, powers, preferences and other terms of the Series B Participating Preferred Stock set forth herein may be waived on behalf of all holders of Series B Participating Preferred Stock by the affirmative written consent or vote of the holders of greater than fifty percent (50%) of the shares of Series B Participating Preferred Stock then outstanding.

8.3 Any of the rights, powers, preferences and other terms of the Preferred Stock collectively set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of greater than fifty percent (50%) of the shares of Preferred Stock then outstanding.

9. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Series A Participating Preferred Stock or Series B Participating Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Second Amended and Restated Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Second Amended and Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one vote on each matter presented to the Board of Directors.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Series A Participating Preferred Stock or Series B Participating Preferred Stock, or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Second Amended and Restated Certificate of Incorporation, the affirmative vote of the Requisite Holders of the shares of Series A Participating Preferred Stock and Series B Participating Preferred Stock then outstanding, will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Eleventh.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Second Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 29th day of August, 2022.

By: *Brian Morin*
Name: Brian Morin, PhD.
Title: Chief Executive Officer

EXHIBIT G TO FORM C

TTW MATERIALS

[See attached]

Soteria Battery Innovation Group is taking reservations for a possible, upcoming round. Join the waitlist today.

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GET A PIECE OF SOTERIA BATTERY INNOVATION GROUP

Inherently Safe Batteries Everywhere

Soteria's lithium-ion battery safety technology prevents fires before they occur in commonly used devices, enabling industry adoption of this technology through licensing supported by...
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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



Soteria
INHERENTLY
SAFE
BATTERIE
EVERYWHERE

$66,649.49 Reserved

OVERVIEW ABOUT REWARDS DISCUSSION

REASONS TO INVEST

[illegible]
prevents these explosions before they occur.

Soteria's consortium of 100+ stakeholders, including NASA, Lenovo, and DuPont, provides the essential network to support the commercialization of Soteria technology in a market expected to surpass $400B by 2030.*

Safety technology needs to be ubiquitous. Soteria's business model is built to enable this, and their serial entrepreneur founders and experienced leadership team are dedicated to making it happen.

*Source

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RESERVED INVESTORS
$66,649.49 31

SOTERIA BATTERY INNOVATION GROUP IS CONSIDERING UNDERTAKING AN OFFERING OF SECURITIES UNDER REGULATION CF. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

THIS WEBPAGE MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

ABOUT

HEADQUARTERS
1 Research Drive, Suite 110
Greenville, SC 29607

WEBSITE
View Site

Soteria's lithium-ion battery safety technology prevents fires before they occur in commonly used devices, enabling industry adoption of this technology through licensing supported by our consortium of 100+ industry leaders.

TEAM



Brian Morin
Co-Founder and CEO

Dr. Brian Morin received his Ph.D. and M.S. degrees from the Ohio State University and began his career at DuPont and Milliken. Brian loves children and has served as a Guardian ad Litem, serves the youth in his church and hosted foreign orphans in his home. As Co-Founder and CEO, Brian serves the consortium by leading the commercialization of innovative technology.



Joanna Brady
Strategic Finance Director

Having received her Bachelor of Arts degree in Accounting from Furman University, Joanna has spent 10 years working in both the public and private accounting sectors. In her free time, she enjoys taking vacations somewhere sunny, spending time with family and friends, and playing with her miniature dachshund, Archie. Joanna coordinates communications with investors and provides financial support to Consortium members regarding billings and payments.



Elliot Reiff
Chief Financial Officer (Part Time)

Elliot Reiff is CFO of Soteria with over 35 years of finance, investment banking and senior management experience. Over the past twenty years, Mr. Reiff has provided interim CFO, structuring, valuation, consultation, and capital raising services to his clients. He also served as Founder and COO of The Venture Alliance, and previously held executive positions for 12 years at Geneva Companies, a $150 million company that served as the nation's leading provider of valuation and M&A services.

Elliot works approximately 30 hours/week.



William (Bill) Bliss
Board Member (Part Time)

Bill Bliss has worked in the areas of Leadership Development, Organization Effectiveness, Executive Assessment and Executive Compensation throughout his 25 year career. He has worked with global, publicly held, private, family run and not for profit organizations. He has been a thinking partner for and coach to a wide variety of executives, including Chief Executive Officers, Presidents, Vice Presidents and Directors across many disciplines. He is also a Founding Partner and Executive Director of the John Maxwell Team.

Bill works approximately 5 hours per week.



Theodore (Ted) Kesten
Board Member (Part Time)

Ted received his B.A. in Psychology from Emory University and M.B.A. in Finance from NYU Graduate School of Business. He is the Chairman and CEO of Scent2Market, Inc., and he is also the founder and Chairman of Ranger Rady Inc. Ted has worked for 25 years with Belmay Holding Corp, a private USA holding company, as Chairman and CEO. During his time, he assisted the business in growing from 2 locations in the USA to 8 facilities spanning 7 countries on 5 continents.

Ted works approximately 5 hours



John Warner
Board Member (Part Time)

Dr. John Warner is a sought after and recognized battery industry expert, speaker, author and an experienced sales, business development, strategic marketing, and product management executive with over 30 years in the automotive and battery industries. He serves as Chief Customer Officer for American Battery Solutions and Founder and President at Warner Energy Consulting LLC. Previously, he's spent 20 years in the automotive space including 13 years with General Motors.

John works approximately 5 hours



Juergen Kellner
MD of Soteria Europe GmbH

Dr. Juergen Kellner earned his Doctorate of Chemistry from the Technical University of Munich. Juergen has international experience in R&D, innovation, and business development. He is based in Germany and utilizes his expertise to coordinate material developments and to support European consortium members. Juergen is interested in science, enjoys sport, music and reading.

per week.

per week.



Amy Brinson
Global Consortium Director

Amy Brinson earned her B.A. from The University of New Hampshire and miniMBA in Marketing from Rutgers University. Amy enjoys painting portraits, watching too many sci-fi movies, and spends most of her down time playing with her son. Amy assists consortium members with project development and collaboration opportunities.



Drew Pereira
R&D Manager

Dr. Drew Pereira obtained his Ph.D. in Chemical Engineering at the University of South Carolina where he focused on battery modeling and gained experience through an internship at GM and fellowship at NREL. Outside of work, Drew makes time for golf, mountain/road biking, and snowboarding. Drew aids the consortium in technology development, cell testing, and addressing technical challenges.



Kelsey Cook
Marketing Manager

Kelsey Cook received her degree in Strategic Communication with a minor in General Business from The Ohio State University, and brings battery industry experience as a former Product Manager prior to her role as Digital Marketing Manager at Techtronic Industries (TTI). In her free time, Kelsey enjoys taking spin classes, spending time with family & friends, getting outdoors, and reading a good book. Kelsey provides strategic marketing content for Soteria and its consortium.

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TESTING THE WATERS LOYALTY BONUS

Reservation Holders in the Test the Waters Page will receive 10% bonus shares. This perk will stack on top of time-based or amount-based perk, whichever is the greater of the two.

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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Dear *|FIRST_NAME|*,

Thank you for your interest and ongoing support of Soteria.

Due to the significant response to our potential crowdfunding raise on StartEngine, we have decided to have an **Informational Meeting** on ***Thursday, August 3rd at 3pm ET*** to discuss the raise and answer any questions you might have.

In this informational meeting we'll cover:

- Introduction to Soteria as a business
- Current product offerings and strategic plans
- Soteria financing: past, present, and future

Here is the Microsoft Teams meeting link: Potential Investment Opportunity with Soteria

Thank you so much for your consideration and support.

In the meantime, if you haven't already, take a look at this short video we created that explains why our mission is so important. And to learn more and reserve your potential investment, click here.

Warmly,

Brian Morin, CEO
Soteria Battery Innovation Group

Soteria™


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SIGN-UP NOW TO SECURE YOUR SPOT IN OUR RAISE!
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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT I
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ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL TH
OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM
AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF AN
KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.
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Hi,

Just wanted to bring your attention to a new initiative that Soteria is considering for current and potential investors. As part of an effort to provide additional funding for the company, we are considering launching a crowdfunding campaign through StartEngine (Soteria Battery Innovation Grou| | StartEngine).

This may be a great opportunity for investors who would like to invest at a lower threshold (minimum investment is **$498**) or perhaps did not qualify for accredited investor status.

We are currently in the "Test the Waters" phase of this raise. As you know with these campaigns, the initial investors in the round give confidence to further investors. Those that reserve a spot during this initial period will receive 10% bonus shares at the time of official launch. **This perk will stack on top of time-based or amount-based perks, whichever is the greater of the two.**

Thank you so much for your continued support of Soteria! Feel free to share this with any friends and family you think may be of interest.

Feel free to reach out with any questions!

Thanks much,

Joanna


start engine
Soteria
Reserve your spot
in our crowdfunding raise!

Soteria™

SIGN-UP NOW TO SECURE YOUR SPOT IN OUR POTENTIAL CROWDFUNDING RAISE!


Soteria™
INHERENTLY
SAFE
BATTERIES
EVERYWHERE

We are considering offering the opportunity to invest in Soteria to our friends, family, and loyal partners through crowdfunding. Click the link below to learn more and receive future communications about this opportunity.

LEARN MORE

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

|SENDER_COMPANY|
|SENDER_ADDRESS|, *|SENDER_CITY|*, *|SENDER_STATE|*,
|SENDER_ZIP|, *|SENDER_COUNTRY|*

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SIGN-UP NOW TO SECURE YOUR SPOT IN OUR POTENTIAL CROWDFUNDING RAISE!

Why Invest?

Dangerous lithium-ion battery explosions in devices such as e-bikes and EVs are increasing rapidly. Our battery safety technology, protected by over 80 licensed and granted patents, prevents these explosions before they occur.



Soteria's consortium of 100+ stakeholders, including NASA, Lenovo, and DuPont, provides the essential network to support the commercialization of Soteria technology in a market expected to surpass $400B by 2030. (Source)

DUPONT NASA Lenovo

Safety technology needs to be ubiquitous. Soteria's business model is built to enable this, and their serial entrepreneur founders and experienced leadership team are dedicated to making it happen.



LEARN MORE

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

|SENDER_COMPANY|
|SENDER_ADDRESS|, *|SENDER_CITY|*, *|SENDER_STATE|*, *|SENDER_ZIP|*, *|SENDER_COUNTRY|*

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Soteria
Invest today
StartEngine.com/Soteria

We are considering offering the opportunity to invest in Soteria to our friends, family, and loyal partners through crowdfunding. Click the link below to learn more and receive future communications about this opportunity.

LEARN MORE

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Dear *|FIRST_NAME|*,

On Friday I attended our E-bike project review with the companies who have joined us to address the e-bike battery fire problem. The solutions are coming to light, and we've scheduled an in-person meeting in October to draft recommendations to the industry. This is just one of the many important problems our company is helping the industry solve by advancing battery safety technology.

Thank you for the interest you've shown for our potential crowdfunding campaign. During this test-the-waters phase, our webinars were attended and viewed by over 125 potential investors, and 31 have already signed up for over $65,000 in reservations, claiming their 10% test-the-waters bonus shares. Based on this, we have decided to go forward with the campaign, and this email is to let you know that there is a limited time to reserve your investment and receive 10% bonus shares.

Please join us in helping to solve the lithium-ion battery fire problem that is slowing the adoption of so many important applications. Click here to reserve your shares today.

—

Bonus share options:
Early Bronze: Invest $500+ (minimum investment) within the first 48 hours and receive 5% bonus shares
Early Silver: Invest $1,000+ within the first 48 hours and receive 7% bonus shares
Early Gold: Invest $2,500+ within the first 48 hours and receive 10% bonus shares
Early Platinum: Invest $5,000+ within the first 48 hours and receive 12% bonus shares
Early Diamond: Invest $10,000+ within the first 48 hours and receive 15% bonus shares

Reserve Shares

Warmly,

Brian Morin, CEO
Soteria Battery Innovation Group

Soteria™

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

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|SENDER_ADDRESS|, *|SENDER_CITY|*, *|SENDER_STATE|*, *|SENDER_ZIP|*, *|SENDER_COUNTRY|*

Dear *|FIRST_NAME|*,

In the past, you showed interest in investing in Soteria, but chose not to invest at that time. I am writing to let you know that we are considering a crowdfunding campaign to provide additional funding for the company. Unlike previous opportunities, this round has a very low minimum investment and does not require accredited investors to enable broad participation.

As you may remember, Soteria's technology can reduce the number of lithium-ion battery fires by a factor of ten. We have assembled a consortium of over 100 members who are dedicated to lithium-ion battery safety, whose members include NASA, Mercedes, Motorola, Lenovo, DuPont, Teijin, Applied Materials and many more.

At the same time, battery fires from micro mobility and other sources have been soaring. Last year, there were 220 lithium-ion battery fires related to e-bikes in New York City alone, causing over a hundred injuries and several deaths.

Soteria's patented technology can provide the industry with the solution they need to address this problem. To support these efforts, we are considering launching a crowdfunding campaign. Please learn more and reserve your potential investment by clicking this link.

To support our marketing of this round, we have created a video that explains why our mission is so important, the traction we've received already, and why we need people like you to invest.

Thank you so much for your time and interest in helping us solve this important problem. As someone who has expressed interest in the past, your early support will help give later investors confidence in the round and amplify your investment in green energy and the global energy transition we will all benefit from.

Warmly,

Brian Morin, CEO
Soteria Battery Innovation Group

Soteria™

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

|SENDER_COMPANY|
|SENDER_ADDRESS|, *|SENDER_CITY|*, *|SENDER_STATE|*, *|SENDER_ZIP|*, *|SENDER_COUNTRY|*

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Dear *|FIRST_NAME|*,

Thank you for your ongoing support of Soteria. I am writing to let you know that we are considering a crowdfunding campaign to provide additional funding for the company. As you know with these campaigns, the initial investors in the round give confidence to further investors.

For the last three years, battery fires from micro mobility and other sources have been soaring. Last year, there were 220 lithium-ion battery fires related to e-bikes in New York City alone, causing over a hundred injuries and several deaths. To combat this, Soteria has launched a cooperative project with the industry to identify the problems and address them. These efforts show that Soteria's patented technology can provide the industry with the solution they need to address this problem.

To support our marketing of this round, we have created a video that explains why our mission is so important, the traction we've received already, and why we need people like you to invest.

Please learn more and reserve your potential investment by clicking this link.

Thank you so much for your time and support in helping us solve this important problem. As a current investor, your early support will help give later investors confidence in the round and amplify your investment in green energy and the global energy transition we will all benefit from. Please consider even a small investment, as StartEngine has marketing amplifiers that trigger from both the amount invested and the number of early investors.

Warmly,

Brian Morin, CEO
Soteria Battery Innovation Group

Soteria™